UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 09, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer

PETROBRAS

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS
APRIL 13, 2022

Index

To be discussed at Extraordinary General Meeting

MESSSAGE FROM THE CEO



Dear Shareholders,

Petrobras has achieved solid operational and financial results in 2021, especially improving its debt level and meeting all of its oil and gas production targets.

We achieved our top metrics and all production targets for the year, delivering total oil and gas production of 2.77 million barrels of oil equivalent per day, with pre-salt accounting for 70% of the volume produced.

This is extremely important from the perspective of value generation for our shareholders and for the society, since the pre-salt production is more competitive and of higher quality, in addition to being less carbon-intensive.

In August, we started operating a new unit in the pre-salt, the FPSO Carioca, and, in December, we acquired the exploration and production rights for the Sépia and Atapu fields, also in the pre-salt. These events further increase our confidence in continuing to deliver production growth in the pre-salt in order to generate increasing value for our shareholders and for society.

In the Refining, Transportation and Marketing segment, utilization factor of our refineries reached an average of 88% in the fourth quarter of 2021, and 83% in the year, the highest rate in the last five years.

Sales volume of oil products increased 8.5% in the year, and we reached records for sales and production of S-10 diesel. In 2021, sales increased by 35% and production

by 10%. This trend happens in addition to the fleet modernization, leading to better environmental and economical results for the users.

We increased our commercial performance in exports, enhancing the Atapu oil presence and exporting the first cargo of Sepia, while Buzios is still the main highlight. We also established a record in ship-to-ship operations, which gives us greater flexibility and agility in our operations.

From a financial perspective, in 2021 we will achieve free cash flow of US$ 31.5 billion, recurring adjusted EBITDA of US$ 43.5 billion, and recurring net income of US$ 15.6 billion.

The major financial highlight was surely the achievement of the gross debt target 15 months in advance, thus addressing an issue faced by Petrobras for several years as a result of misguided business decisions. We currently hold a gross debt of US$ 58.7 billion, resulting in a net debt/EBITDA ratio of 1.1x.

The quality of our financial management was recognized by Moody's, with an increase of one level in the Company's rating, and by Latin Finance, which gave us the award for the best debt management operation, and ANEFAC, for the 2021 Transparency Trophy for our financial statements.

By reducing debt, we were able to redirect resources paid as interest to investments. In 2021, we invested US$ 8.8 billion, a 9% increase over 2020. Over the next five years, we plan to invest an additional US$ 68 billion, 24% more than projected for 2021-2025. These figures demonstrate that we are working for Petrobras to grow in a sustainable and profitable way. Thus, providing the maximum return for our shareholders and for society.

We have become a much more solid and responsible company, able to continue generating and distributing wealth to our shareholders and to society.

In portfolio management, we concluded, until February 2022, the divestment of 21 assets, highlighting the sales of RLAM, BR Distribuidora and 10% of NTS, and we signed another 14 assets. Other major advances include the signing of REMAN, SIX, and Gaspetro, in addition to progress on the other commitments signed with CADE for opening the refining and natural gas markets.

In 2021 we almost doubled our power generation and in December's reserve capacity auction we contracted 1.3 gigawatts of power, which is essential to supplement the energy of the Brazilian National Interconnected System. We increased the volume of natural gas sales by 25%, highlighting the offer of LNG, with an increase of 188% compared to 2020, supported by the capacity expansion of the Guanabara Bay regasification terminal.

Operating and financial results indicate that Petrobras has become a strong and healthy company. This is how the company can best perform its social purpose, being able to grow, invest, create jobs, pay taxes, return dividends to shareholders, including the Federal Government, and effectively contribute to the country's development.

The Company's 2021 results enabled it to contribute some R$ 230 billion to Brazilian society through taxes paid to the federal, state, and municipal governments, government take, and dividends to the Federal Government. Petrobras is the largest taxpayer in Brazil. In 2021, we paid R$ 202.9 billion, totaling R$ 900 billion in the past five years. The more resources the company generates, the more they contribute back to society.

For Petrobras, safety is a priority. We work daily to ensure the safety of our employees and operations. The recordable injury rate per million man-hours is still decreasing, reaching 0.54 in 2021.

Petrobras is committed to maintaining a long-term community relationship, based on dialogue and transparency. We are committed to the economic development of locations where we operate and to increasing the life quality of society as a whole, we respect human rights and the environment, addressing the sustainability challenges related to our business - including the transition to a low-carbon energy matrix.

It is urgently necessary to mitigate climate change worldwide. Petrobras is working with governments, multilateral organizations, non-governmental institutions, and corporations involved in building solutions for a planet aligned with the Paris Agreement ambitions. Therefore, in September 2021, we disclosed our ambition to achieve greenhouse gas emissions neutrality for our controlled operations (scopes 1 and 2), and our aim to influence non-operated assets to achieve the same in a timeframe consistent with that established by the Paris Agreement.

We have made significant progress and achieved substantial reductions in our operational emissions over the past years and integrated carbon into our strategy and governance. We do know, however, that we must move forward. Our short- and medium-term sustainability commitments include additional reductions and represent part of our path toward long-term operational emissions neutrality.

Through the Petrobras Socio-environmental Program, we invested R$ 88.2 million in resources in several socio-environmental projects in 2021. We are committed to developing impact initiatives which contribute to the solution of social and/or environmental issues, including opportunities to work together with our stakeholders, customers of Petrobras' products.

Therefore, in 2021 resources and materials were donated as a response to the Covid-19 pandemic. In September 2021, we launched a program aimed at helping vulnerable families to access essential items to sustain life, mainly food and domestic gas. The program's initiatives amount to R$ 300 million and will benefit more than 4 million people by the end of 2022. Lastly, in early 2022, we approved the donation of R$ 5.3 million to support the population affected by the floods due to heavy rains in the states of Minas Gerais and Bahia and the highlands region of Rio de Janeiro.

In order to execute all the initiatives of the donation process, we work in partnership with several companies and institutions, such as Firjan SESI, ten oil and gas companies associated with the Brazilian Institute of Oil and Gas (IBP), Ação da Cidadania, Central Única das Favelas (Cufa), Gerando Falcões, Movimento União BR, Fundação Banco do Brasil, Vale, and the Ministry of Health.

Good corporate governance and compliance practices are pillars that support our business. So, we have made commitments in our strategy that are expressed by ensuring a governance model enabling a balance between efficiency and control; and working with integrity and transparency, and zero tolerance to fraud and corruption.

Good corporate governance and compliance practices are pillars that support our business. So, we have made commitments in our strategy that are expressed by ensuring a governance model enabling a balance between efficiency and control; and working with integrity and transparency, and zero tolerance to fraud and corruption.

We have introduced significant advances in corporate governance and in the company's systems of integrity, compliance, and internal controls. And we adopt high standards of ethics and integrity through initiatives reinforcing our purpose, values, and commitment to continuous improvement and alignment with the market's best practices.

These achievements have been acknowledged by the market and we would like to highlight that in 2021 we were awarded the Pro-Ethics Company prize by the CGU, we were certified at Level 1 of the IG-SEST by the Brazilian Ministry of the Economy, we received R$ 1.3 billion recovered by the Lava Jato operation, amounting to R$ 6.2 billion recovered.

We should also mention the closing of the agreement with the US Department of Justice. We can state that we do have a robust control system and anti-corruption measures exceeding those required by law.

All our accomplishments are results of a lot of effort and hard work and would be impossible without the full engagement and commitment from our over competent workforce.

If we currently operate a Petrobras capable of generating wealth - which is shown, for example, by the perspective of giving back to the society 58% of our cash generation in the next five years - this is possible only because we have implemented rationality both in our strategic plan and in our financial and operational management, with all processes following a solid governance.

We will also continue to act with capital discipline, investing in assets with high return rates, focusing on generating value for society. Our goal is to return value to our shareholders and to society, through taxes, dividends, the generation of jobs and investments that, considering the energy transition, are expected to be accelerated, especially the pre-salt development.

I would like to highlight our acknowledgement to our Board of Directors for its important role and continuous support to the execution of our strategy on this transformation journey and for building an increasingly stronger and more resilient Petrobras.

Thank you.

Joaquim Silva e Luna
CEO

INVITATION

Date: April, 13th 2022
Time: 3 PM (GMT-3 time zone)
Local: Digital Plataform

Matters:

Annual General Meeting

I. *Assessing the Management's accounts, examining, discussing and voting on the Management's Report and the Company's Financial Statements, with the report from the independent auditors and the Fiscal Council Report, for the fiscal year ended on December 31, 2021;*

II. *Proposal for the allocation of the Profit for the fiscal year of 2021;*

III. *Proposal to establish eleven (11) members for the Board of Directors;*

IV. *Election of eleven (11) members of the Board of Directors, should Item III above be approved, with one (1) member necessarily elected in a separate vote which has already been held by the Company's employees by the direct vote from their peers, according to Paragraph 1 of Article 2 of Law 12353, of December 28, 2010, one (1) member elected by the minority holders of common shares, in a separate election process (if a larger number is not entitled to them by cumulative voting) and one (1) elected by the holders of preferred shares, also in the separate election process;*

V. *Election of the Chairman of the Board of Directors;*

VI. *Proposal to establish five (5) members for the Fiscal Council;*

VII. *Election of five (5) members of the Fiscal Council, should Item VI above be approved, with one (1) member appointed by the minority holders of common shares and one (1) appointed by the holders of preferred shares, both through a separate election process, and respective alternates; and*

VIII. *Compensation for the members of the Management, Fiscal Council, and Advisory Committees of the Board of Directors..*

Extraordinary General Meeting

I. *Proposal to amend articles 21, 22, 23, 29, 30, 33, 35 and 40 of Petrobras Bylaws, and subsequent consolidation of Petrobras Bylaws, in accordance with the Proposal of the Company filed on the Brazilian Securities and Exchange Commission ("CVM") and the Company websites.*

CALL NOTICE

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras invites the Company's shareholders to attend the Annual and an Extraordinary Meeting, to be held exclusively by digital format, pursuant to Article 4, Paragraph 2, Item I and Article 21-C, Paragraphs 2 and 3 of CVM Instruction 481, of December 17, 2009 ("CVM Instruction 481"), on April 13, 2022, at 3 p.m. (GMT-3 time zone), via Digital Platform, to resolve on the following matters:

Annual General Meeting

I. Assessing the Management's accounts, examining, discussing and voting on the Management's Report and the Company's Financial Statements, with the report from the independent auditors and the Fiscal Council Report, for the fiscal year ended on December 31, 2021;

II. Proposal for the allocation of the Profit for the fiscal year of 2021;

III. Proposal to establish eleven (11) members for the Board of Directors;

IV. Election of eleven (11) members of the Board of Directors, should Item III above be approved,
with one (1) member necessarily elected in a separate vote which has already been held by the Company's employees by the direct vote from their peers, according to Paragraph 1 of Article 2 of Law 12353, of December 28, 2010, one (1) member elected by the minority holders of common shares, in a separate election process (if a larger number is not entitled to them by cumulative voting) and one (1) elected by the holders of preferred shares, also in the separate election process;

V. Election of the Chairman of the Board of Directors;

VI. Proposal to establish five (5) members for the Fiscal Council;

VII. Election of five (5) members of the Fiscal Council, should Item VI above be approved, with one (1) member appointed by the minority holders of common

shares and one (1) appointed by the holders of preferred shares, both through a separate election process, and respective alternates; and

VIII. Compensation for the members of the Management, Fiscal Council, and Advisory Committees of the Board of Directors.

Extraordinary General Meeting

I. Proposal to amend articles 21, 22, 23, 29, 30, 33, 35 and 40 of Petrobras Bylaws, and subsequent consolidation of Petrobras Bylaws, in accordance with the Proposal of the Company filed on the Brazilian Securities and Exchange Commission ("CVM") and the Company websites.

Considering the effects and the precautionary measures regarding the COVID-19 (coronavirus) pandemic in Brazil, , the Annual General Meeting will be held exclusively by digital format, therefore shareholder's participation can only take place as follows:

(a) **by using the Distance Voting Ballot, available to shareholders on the Company's http://www.petrobras.com.br/ri) and the CVM's (http://www.cvm.gov.br) websites** or through shareholders custodians;

(b) **by using the Digital Platform, which may be accessed in person or by a duly appointed attorney-in-fact, as per Article 21-C, Paragraphs 2 and 3 of CVM Instruction 481, in which case the shareholder may: (i) simply participate in the meeting, having already sent the Distance Voting ballot or not; or (ii) participate and vote in the meeting, in which case the voting instructions previously sent by the shareholder in the Distance Voting ballot will be disregarded, and the vote given through the Digital Platform will prevail.**

Evidence of the status as the Company's shareholder must be provided in accordance with Article 126 of the Brazilian Corporation Law and Article 13 of Petrobras' Bylaws, as applicable.

The Company informs shareholders who wish to participate in this meeting that the instructions to access the Digital Platform and/or to send the Distance Voting Ballot, pursuant to CVM Instruction 481, can be found in the Handbook for Shareholders Participation and in the Meeting Instructions for Shareholders.

Shareholders willing to participate in these Meetings through the Digital Platform, must send a request to the Company, by email, to the following address: assembleias@petrobras.com.br, until two (2) days before the Meetings, that is, until 3 p.m. (GMT-3 time zone), April 11, 2022, in which email the shareholder must enclose the following documents and information:

Individuals:

(a) valid ID with photo (original or certified copy) of the shareholder. The following documents can be presented: (i) Identity Card (RG) or Foreigner's Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver's License (CNH);

(b) proof of ownership of Petrobras' shares, issued by the depositary or custodian financial institution; and

(c) email to receive an individual invitation to access the Digital Platform and, therefore, to participate in these Meetings.

Company or Legal Entity:

(a) valid ID with photo (original or certified copy) of the legal representative. The following documents can be sent: (i) Identity Card (RG) or Foreigner's Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver's License (CNH);

(b) documents which provide evidence of the representation, including the appointment by power of attorney and a copy of the professional qualification documents and the minutes of the election of the board members; and, in the case of an investment fund, copies of (i) the fund's bylaws, (ii) the professional qualification documents of its board member or member of the management, as the case may be; and (iii) the minutes of the meeting of the election of such board members. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated;

(c) proof of ownership of Petrobras' shares, issued by the depositary or custodian financial institution; and

(d) email to receive an individual invitation to access the Digital Platform and, therefore, to attend the Meetings.

The minimum percentage of interest in the share capital to request the adoption of cumulative voting to elect members of the Board of Directors at the Annual Shareholders' Meeting is of five percent (5%), as per CVM Instruction 165, of December 11, 1991, as amended by CVM Instruction 282, of June 26, 1998. The right to request the adoption of the process of cumulative voting must be exercised by the shareholders until forty-eight (48) hours before the Meeting, i.e., until July 20, 2020, at 3 p.m., as per Paragraph 1 of Article 141 of the Brazilian Corporation Law.

According to Item II of Paragraph 4 c/w Paragraph 6, both of Article 141 of the Brazilian Corporation Law, holders of preferred shares who wish to exercise the right to elect a member of the Board of Directors in a separate vote process must represent together a quorum of at least ten percent (10%) of the share capital attending the Meeting, besides proving the uninterrupted ownership of their interest as from January 13, 2022.

The exercise of the voting rights in the case of loaned shares will be under the responsibility of the borrower unless otherwised provided for in the agreement of the parties.

Despite the possibility of participating through the Digital Platform, Petrobras recommends that shareholders adopt the Distance Voting Ballot.

The Company hereby informs that the instructions provided in the Handbook for Shareholders Participation, as well as in the Distance Voting Ballot, are intended to assist shareholders in completing the Ballot. The shareholder who chooses to use the Ballot is solely and entirely responsible for its correct completion, regardless of how he/she has accessed it: either directly (on the Company's or CVM's website) or indirectly (by transmitting the completion to custody agents, voting recommendation consultants hired by the shareholder, or to the Company's shares bookkeeping).

All documents regarding the matters to be resolved on at these Shareholders' Meeting are available to the shareholders at the Company's

(http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission – CVM's (http://www.cvm.gov.br) websites, as per the terms of CVM Instruction 481.

Rio de Janeiro, March 08, 2022.

Eduardo Bacellar Leal Ferreira
Chairman of the Board of Directors

HOW TO VOTE THROUGH DISTANCE VOTING

The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09.

In this case, it is imperative to complete the file, available on www.petrobras.com.br/ri, with the full name (or corporate name) of the shareholder and the registration number with the Ministry of Economy, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.

In addition, for the ballot paper to be considered valid and the votes counted at the the Annual and Extraordinary General Meetings to be held on April 13, 2022, at 3:00 p.m. (GMT-3 time zone), in the exclusively digital form, the following instructions must be complied with:

I. *the shareholder or his legal representative(s), as the case may be and in accordance with the legislation in force, must sign the ballot paper and initial all its pages, and a digital signature will be admitted, by means of a digital certificate; and*

II. *the shareholder or his legal representative(s) must send the documents proving his status as a shareholder and enabling him to participate in the Meeting, together with the ballot paper and, in the case of foreigners, a sworn translation of the documents if they are not in Spanish or English, all in accordance with the instructions specified below*

It is important to note that the ballot paper can also be obtained from the CVM's electronic addresses or through the shareholder's custodian. It is essential that the shareholder pays attention to the filling out and sending instructions applicable in each case.

Guidelines for sending the form

Shareholders who choose to exercise their right to use the distance voting may:

I. *fill out and send the ballot paper directly to the Company to the attention of the Investor Relations Area, through the electronic address: assembleias@petrobras.com.br; or*
II. *transmit the instructions for filling in for eligible service providers, as per the following guidelines:*

Exercise of distance voting rights using a custodian

Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the custodian, which forwards said voting manifestations to the [B]³ Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.

It should be noted that different service providers involved in the distribution of the ballot paper may display the items on the ballot in different ways, according to their own systems. In case of doubt, we recommend consulting the Bulletin available on the company's website and contacting your service provider, custody agent or Petrobras directly.

According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the General Meeting will be held, namely, until April 6, 2022 (inclusive), except if a different term is defined by their custodian agents.

It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the [B]³ Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (retail investors) or CNPJ (legal entities).

Exercise of distance voting rights using a book-entry share administrator

In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras' Book-Entry Shares system. In this case, the shareholder/representative shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch.

According to CVM Instruction no. 481/09, shareholders shall relay ballot form up to seven days before the date on which the General Meeting will be held, namely, until April 6, 2022 (inclusive), except if a different term is defined by Banco Bradesco.

Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras

For the present Meetings, due to the effects of the COVID-19 (coronavirus) pandemic, it is requested that, exceptionally, shareholders who choose to exercise their remote voting right by sending the ballot form directly to the Company, send the following documents to the attention of the Investor Relations Area, only by e-mail: assembleias@petrobras.com.br, with a request for acknowledgement of receipt:

I. *ballot paper duly completed, signed and with all pages initialed, digital signature being allowed, by means of digital certificate;*

II. *Copy of the following documents:*

a) for individual investors:
- valid photo ID and CPF number;
- in the case of representative (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the representative's identity.

b) for legal persons:
- latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
- CNPJ; and
- photo ID document of the legal representative.

c) for investment funds:
- last consolidated fund rules with CNPJ;
- bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund's voting policy and corporate documents proving the powers of representation; and
- photo ID document of the legal representative.

The following identity documents will be accepted, provided that with photo: ID, Foreigner ID, driver's license, Passport or officially recognized professional class cards.

The shareholder must deliver the ballot paper to the Company no later than five (5) days before the date of the meeting, that is no later than 3:00 p.m. (GMT-3 time zone) on April 8, 2022.

Petrobras has up to 3 (three) days from receipt of the ballot paper to notify the shareholder that the documents sent are suitable for the vote to be considered valid or to advise that the ballot paper or the accompanying documents need to be rectified and sent back, observed the deadline for receipt of up to five (5) days prior to the date of the meetings.

Common rules for sending and validating the ballot paper remotely

In these meetings, Petrobras will exclusively waive the need to send the physical copies of the shareholder representation documents to the Company's office, as well as the acknowledgement of the signature of the grantor in the power of attorney for shareholder representation, notarization, consularization, apostillation and sworn translation of all shareholder representation documents, simply by sending a simple copy of the original copies of such documents to the Company's e-mail address indicated above.

Powers of attorney granted by Shareholders by electronic means shall only be admitted if digitally signed, through digital certification that guarantees the authenticity and protection of the information sent.

Regardless of the shipping method chosen, it is recommended that the shareholder forward, transmit or to do the protocol the ballot paper (which will be available at least one month before the meetings), together with the relevant documents, as far in advance as possible, so that there is sufficient time for Petrobras' evaluation and possible return with reasons for rectification, correction and resubmission of documents.

The ballot paper submitted, transmitted or filed:

I. *after the deadline,*

II. that is not properly filled in or

III. that is not accompanied by the necessary documents, as applicable, will be disregarded by the Company. In this case, if the shareholder has chosen to deliver the ballot directly to Petrobras, he will be informed of the rejection of his ballot via the indicated e-mail address.

Specific instructions about the election for the board of directors via ballot form

At the Annual General Meeting there will be elections for eleven (11) vacancies of members of the Board of Directors of Petrobras. Pursuant to the letter sent by the Company's controlling shareholder, Petrobras received the nomination of a slate containing 8 (eight) candidates to run for the Board of Directors. It is worth noting that holders of common shares who have used their shares to vote in the separate election for a member of the Board of Directors at the Annual General Meeting will not be able to use them again to vote in the election of members of the Board of Directors at this meeting, either in the election by slate or in the election by the multiple vote process, if adopted. The information related to the nominations to Petrobras' Board of Directors is detailed in this Manual.

Other nominations of candidates for the Board of Directors may be made by shareholders who have the minimum participation required under CVM Instruction No. 481/09, which will be disclosed by Petrobras through Notice to the Market. Additionally, all candidates nominated by minority shareholders within the deadlines established in CVM Instruction No. 481/09 will be included in the ballot form.

The minimum percentage of interest in the capital stock necessary to request the adoption of *cumulative* voting for the election of members of the Board of Directors is 5% (five percent) of the voting capital, as per CVM Instruction 165, of December 11, 1991, as amended by CVM Instruction 282, of June 26, 1998. The option to request the adoption of the multiple vote process must be exercised by the shareholders up to forty-eight (48) hours before the meeting, that is, until 3:00 p.m. - Brasília time - on April 11, 2022, under the terms established in paragraph 1 of article 141 of the Corporation Law. If the *cumulative* vote process is adopted, the voting by slate of candidates nominated by the controlling shareholder will lose effect and the election will occur by allocating votes to each of the candidates individually.

The election of the Board of Directors in ballot is structured as follows:

- ***Items 4 and 5:*** *election by the slate system, if cumulative voting is not adopted.*
- ***Item 6:*** *simple question about the adoption of cumulative voting.*
- ***Items 7 and 8:*** *election by the multiple vote process, in which case election by slate does not apply.*

Election by Slate System – Items 4 and 5 of ballot form

- ***Item 4 (Simple Deliberation): the shareholder may vote APPROVE, REJECT, or ABSTAIN in relation to the slate on the ballot***.
- ***Item 5 (Simple Deliberation):*** *if there is a change in the slate included in the ballot - change in one of the candidates to the Board of Directors - the shareholder must indicate whether or not he/she wishes to maintain his/her vote in the slate chosen in the answer to item 4 above. E.g.: a "YES" vote in this item 5 (combined with an "APPROVE" vote in item 4) means that the shareholder will continue to vote for the slate even if one or more names are changed.*

Request for Adoption of Cumulative Voting

- ***Item 6 (Simple Deliberation):*** *the shareholder can vote YES, NO or ABSTAIN in relation to the request for the adoption of cumulative voting.*
- *A "YES" vote in this item 6 means that the shareholder wishes that the cumulative voting process be adopted in the election of the members of the Board of Directors. If the shareholder votes "NO" or "ABSTAIN", his or her shares will not be counted for the purposes of the cumulative vote request.*

Election by Cumulative Vote – Items 7 and 8 of ballot form

These items of the ballot will only be considered if the cumulative vote process is adopted. In case the cumulative vote election process (items 7 and 8) is adopted, all candidates to the Board of Directors - both those nominated by the controlling shareholder and those nominated by minority shareholders - may receive votes individually.

- ***Item 7 (Board election by candidate - Cumulative vote only):*** *it asks whether the shareholder intends to distribute the votes equally among all the candidates listed on the ballot. Since there are 8 (eight) vacancies in dispute for the Board:*

IMPORTANT

- Shareholders who vote "YES" on item 7 may vote on item 8.
- Shareholders who vote "YES" in item 7 will have their votes AUTOMATICALLY distributed equally among all candidates included in the ballot, provided they do not approve any candidate in item 8.
- Shareholders who vote "YES" in item 7 and, nevertheless, vote in favor of one or more candidates in item 8, will have the votes distributed proportionally among the selected candidates.
- Shareholders who vote "NO" in item 7 may assign a specific percentage of their votes to the candidates of their preference through the field specified in item 8.
- Shareholders who vote "ABSTAIN" in item 7 will not have their votes counted in the election by the multiple vote process.

- ***Item 8 (Visualization of all candidates to indicate the distribution of the multiple vote):*** *field for the nomination of candidates if the answer to item 7 was YES or indication of the percentage of votes that the shareholder wishes to allocate to each candidate individually, if the answer to item 7 was NO.*

IMPORTANT

Voting instructions whose sum of percentages indicated in item 8 is higher or lower than 100% will also be disregarded. Shareholders who vote through third party systems should check whether said systems accept the insertion of numbers and, if not, what procedure they should adopt so that the numerical percentages are properly processed.

The Company informs that the guidelines provided herein, as well as those contained in the ballot itself, aim to assist shareholders in filling out the ballot. The shareholder who chooses to use the ballot is solely and entirely responsible for its correct completion, regardless of how he/she has accessed it: either directly (on the Company's site or the CVM) or indirectly (by transmitting the completion to custody agents, voting recommendation consultants hired by the shareholder, or to the bookkeeping institution of Petrobras shares).

To clarify any doubts or obtain further information on how to exercise your vote via ballot, please contact your broker, custodian, service provider or Petrobras' investor relations team at:

E-mail: assembleias@petrobras.com.br

Or with the company hired (Morrow Sodali) by Petrobras to support this Meeting:

E-mail: petrobras@investor.morrowsodali.com
Phone: +55 11 3198-7280

INSTRUCTIONS FOR ATTENDING THE GENERAL MEETING



Given the effects of the COVID-19 pandemic in Brazil and the measures taken by health authorities and governments to address the pandemic, especially with regard to limiting the circulation and reunion of people, the meetings will be held exclusively digital, which is the reason why shareholder attendance can only be:

a) **by Distance Voting**, which ballot is available at the Company's website (http://www.petrobras.com.br/ri) and at the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br) or through its custodians; or

b) **by the Digital Platform**, in person or by an attorney-in-fact duly authorized under the terms of article 21-C, paragraphs 2 and 3 of ICVM 481, in which case the shareholder may:

   I. *simply participate in the meeting, having or not sent the Bulletin; or*

   II. *participate and vote in the meeting. In this case, votes previously sent through the Bulletin will be disregarded, and the votes delivered during the meeting will be considered*

Participation via Distance Voting Ballot – BVD



Petrobras will adopt remote voting under CVM Instruction 481/09 ("ICVM 481"), allowing its shareholders to send their votes:

I. *through its custody agent;*

II. *through the Company's share bookkeeping agent at Banco Bradesco branches in Brazil, Bradesco´s Shareholder Service at 0800 701 1616, or by e-mail dac.escrituracao@bradesco.com.br; or*

III. *directly to the Company: electronically, to the electronic mail: assembleias@petrobras.com.br addressed to Investor Relations Area, with request for confirmation of receipt.*

Regardless of the method chosen (through its custody agent; through the Company's share bookkeeping agent or directly to the company) it is recommended that the shareholder send the Distance Voting Ballot (which is available at least one month before the meeting), with the required documents, as early as possible, so that there is enough time for Petrobras to assess the documents and eventually return for rectification, correction and resubmission of documents.

The Distance Voting Ballot sent, transmitted or filed:

I. *after the deadline,*

II. *that is not correctly filled, or*

III. *is not accompanied by the requested documents, will be disregarded by the Company. In this case, if the shareholder has chosen to deliver the Distance Voting Ballot directly to Petrobras, he will be informed of the rejection of his vote through the indicated email address.*

To check the delivery times, validity conditions and other requirements of the Distance Voting Ballot, please refer to the instructions present in the document Instructions to Vote Through Distance Voting Ballot, contained in this meeting handbook, or the Distance Voting Ballot itself.

*The Company informs that the guidelines provided in the item **Instructions to Vote Through Distance Voting Ballot**, as well as in the **Distance Voting Ballot**, itself, aim to guide and clarify its **Distance Voting Ballot** completion. The shareholder who chooses to vote through the **Distance Voting Ballot** is solely and entirely responsible for its correct completion, either directly (Company's or CVM websites) or indirectly (by transmitting the completion to custody agents, contracted voting recommendation consultants by the shareholder, or to the bookkeeping institution of the Company's shares).*

Registration and Participation in the Digital Platform



Petrobras will make the Digital Platform available for shareholders to participate and/or vote remotely at the meetings, without prejudice to the use of the Distance Voting Ballot as a means of exercising voting rights.

For participation and voting at the meetings, shareholders shall observe all the procedures described below:

Shareholders who want to participate in the meeting, through the **Digital Platform** must send a request to the Company by e-mail assembleias@petrobras.com.br, at least 48 hours before the meeting, that is, by 3:00 p.m. (GMT-3 times zone) on April 11, 2022, which must be duly accompanied these documents:

- **Individual investor**

  I. *valid ID with photo (original or certified copy) of the shareholder. The following identity documents will be accepted:*
     a. ID;
     b. Foreigner ID;
     c. Passaport;
     d. officially recognized professional class cards; or
     e. driver's license;

  II. *receipt of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and*

  III. *personal e-mail for receiving an individual invitation to access the Digital Platform and consequent participation in the meeting.*

- **Institutional investor or Legal Entity**

  I. *valid ID with photo (original or certified copy) of legal representative. The following identity documents will be accepted:*
     a. ID or Foreigner ID;
     b. Passaport
     c. officially recognized professional class cards; or
     d. driver's license

  II. *documents evidencing representation, including the appointment by proxy and copies of the professional qualification documents and minutes of the election of directors; and, in the case of an investment fund, copies of:*
     a. the bylaws of the fund in force;
     b. the professional qualification documents of its director or manager, as the case may be; and
     c. the minutes of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but no notarization or consularization is required. Note that documents in English and Spanish do not need to be translated;

III. *receipt of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and*

IV. *e-mail for receiving an individual invitation to access the Digital Platform and consequent participation in the meetings.*

- **Participation by Proxy**

The shareholders may participate in the meeting by means of a duly constituted proxy, in compliance with article 126, paragraph 1 of Law No. 6.404 of December 15, 1976, as amended ("Brazilian Corporation Law").

Under the terms of Circular Letter /Annual-2022-CVM/SEP

I. *any shareholder may be represented at the meeting by an attorney-in-fact established less than 1 (one) year, who is a shareholder, company administrator or lawyer, and, in publicly-held companies, the attorney-in-fact may also be a financial institution, with the investment fund manager being responsible for representing the tenants; and*

II. *institutional shareholders may be represented at the meeting through their legal representatives or by a proxy duly constituted in accordance with the provisions of their respective professional qualification documents and the Brazilian Civil Code. Thus, there is no need for this agent to be a shareholder, company administrator or lawyer.*

Any power of attorney drawn up in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the power of attorney instrument, all duly translated into Portuguese by a sworn translator, but consularization will not be necessary. Please note that the documents in English and Spanish do not need to be translated.

In any case, it should be noted that legal entities and investment funds who wish to be represented at the meetings by proxy must send, in addition to the appointment by proxy and the identity of the attorney-in-fact, all the documents mentioned above.

- **Foreign Shareholder Present at the Meetings**

Foreign shareholders shall submit the same documentation as Brazilian shareholders, and, exceptionally for this meeting, the Company shall waive the need for notarization, consularization, and apostille of all documents representing the shareholder, by sending a simple copy of the original copies of such documents to the Company's e-mail address indicated above.

- **American Depositary Receipts Holders**

Petrobras informs that American Depositary Receipts holders will be represented by JP Morgan Chase Bank NA, as depositary institution, under the terms of the Deposit Agreement entered into with the Company. Distance Voting Ballot or through the Digital Platform **are not allowed**. To be able to exercise the right to vote at these meetings, American Depositary Receipts holders must hold receipts on the New York Stock Exchange (NYSE) on the record date of March 18, 2022.

Important remarks about the Meetings and the forms of participation:

1. The shareholder who has sent the Distance Voting Ballot n may also participate in the Meetings via the Digital Platform. To do so, it is mandatory to register on the Digital Platform as detailed below and in the other documents of these Meetings, and shareholders who are not duly registered will not be allowed to participate in the Meetings.
2. In order to organize the proceedings, at the beginning of the Meetings, the Presiding Board will ask the shareholders who have sent a Distance Voting Ballot and, concomitantly, have qualified to participate via the Digital Platform whether the shareholder intends:

    a. only participate in the meeting, keeping valid and unchanged the votes already sent via Distance Voting Ballot; **OR**
    b. participate and vote in the meeting, in which case its Distance Voting Ballot will be automatically cancelled, making it necessary for such shareholder to cast the vote in relation to the matters on the Agenda again. If the shareholder chooses only to attend the Meetings (according to item "a"), the votes cast via the Distance Voting Ballot cannot be changed during the meeting.

3. Since the Meetings will be held exclusively digitally, it will not be possible to physically attend the Meetings.

4. The Company clarifies that, exceptionally for these Meetings, it will waive the need to send physical copies of the shareholders' representation documents to the Company's office, as well as the acknowledgement of the signature of the grantor in the power of attorney for shareholder representation, the notarization, consularization, and apostille of all the shareholder representation documents, and it will be sufficient to send a simple copy of the original copies of such documents to the Company's e-mail address indicated above. Powers of attorney granted by shareholders by electronic means shall only be admitted if digitally signed, through digital certification.

5. Pursuant to the provisions of article 5, paragraph 3 of ICVM 481, access to the Digital Platform will not be allowed to shareholders who do not present the necessary registration documents within the established period.

6. Once the request for qualification to participate through the Digital Platform is received, within the established deadlines and conditions, and the documentation provided is verified, Petrobras will send an individual and untransferable invitation to the shareholder's e-mail containing instructions to access the electronic system (the Digital Platform) and to participate in the Meetings. The shareholder who has qualified to participate in the Meetings via the Digital Platform:

    a. may participate and exercise its voting right through such platform; and
    b. it will be considered present at the Meeting, pursuant to art. 21-V, § 1, of CVM Instruction 481/09. Shareholders whose Bulletin has been deemed valid by Petrobras will also be considered present at the Meeting.

7. The registered shareholder on the Digital Platform undertakes:

    a. to use the individual invitations solely and exclusively for the remote monitoring of the Meetings,

b. not to transfer or disclose, in whole or in part, the individual invitation to any third party, shareholder or not, being the invitation non-transferable, and
c. not to record or reproduce, in whole or in part, nor transfer to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meetings.

8. The shareholder who has correctly requested to participate in the Meeting and has not received the individual invitation for virtual access until twenty-four (24) hours before the Meeting is held, that is, until 3:00 p.m. on April 12, 2022, should contact Petrobras' Investor Relations by assembleias@petrobras.com.br to resend instructions.

9. The Digital Platform satisfies the requirements set forth in Art. 21-C, § 1 of CVM Instruction 481, namely:

a. registration of the possibility of manifestation and visualization of the documents presented during the Meetings;
b. the full recording of the Meetings; and
c. the possibility of communication between shareholders.

10. The shareholders present at the Meetings authorize the Company to use any information contained in the recording of the Meetings for:

a. registration of the possibility of manifestation and visualization of the documents presented during the Meetings;
b. registration of the authenticity and security of the communications during the Meetings;
c. registration of the presence and votes cast by the shareholders present;
d. fulfillment of legal order from competent authorities; and
e. defense of the Company, its managers and third parties hired, in any judicial, arbitral, regulatory or administrative sphere.

11. After the presentation of each matter on the Agenda of the Meetings, the shareholder present may speak through the Digital Platform, so that, in the order in which the requests are received by the Presiding Board, through the opening of the audio. In order to maintain the good progress of the Meetings,

a maximum time limit may be established for each shareholder present to speak.

12. Petrobras recommends that registered shareholders test and familiarize themselves previously with the Digital Platform to avoid incompatibility of their electronic equipment with the platform and other problems with its use on the day of the Meetings.

13. Petrobras requests that shareholders access the Digital Platform at least 30 minutes prior to the time scheduled for the beginning of the Meeting, in order to allow the validation of their access. Petrobras clarifies that access will not be allowed after the time scheduled for the beginning of the Meeting. **Petrobras will not be responsible for any operational or connection problems that the shareholder may face, as well as for any other possible issues unrelated to the Company that may hinder or make it impossible the shareholder's participation in the Meetings.**

14. Despite the possibility of participating via Digital Platform, Petrobras recommends that shareholders adopt the Distance Voting Ballot in order to ensure the exercise of their vote at these General Meetings.

15. Shareholders whose common shares will be used in the separate election of one (1) member of the Board of Directors held in the Annual General Meeting of Petrobras held on 04.13.2022, may not dispose of such shares in the election of members of the Board of Directors to be held in this Meeting. Pursuant to paragraph 8 of art. 141 of the Brazilian Corporation Law, the Company informs that it has a record identifying the shareholders who have cast votes in that separate election.

16. Pursuant to art.141, §7, of the Brazilian Corporate law, and art. 19, item III, of the Company's Bylaws, whenever the election of the Board of Directors is made by the cumulative vote system and holders of common or preferred shares exercise the right to elect a Board of Directors member, the Union shall be entitled to the right to elect Board of Director members in the same number as those elected by minority shareholders and by the employees plus 1 (one), regardless of the number of Board of Director members established in art. 18 of the Bylaws. Therefore, at the Annual General Meeting, if the cumulative vote

process is adopted and minority shareholders have elected members of the Board of Directors, the Union is guaranteed the right to elect the majority of this Board. Common shareholders who have used their shares to vote in a separate election for a member of the Board of Directors at the Annual General Meeting may not use them again to vote in the election of members of the Board of Directors at this meeting, whether in the election by slate or in the election through the multiple vote process, if adopted.

17. The exercise of voting rights in the case of stock lending will be at the borrower's expense, unless the contract between the parties provides otherwise. The choice of the Meetings in an exclusively digital format was made as a measure to counter the pandemic of COVID-19.

PRESENTATION TO SHAREHOLDERS

ITEM I

TO ANALYZE MANAGEMENT ACCOUNTS, EXAMINE, DISCUSS AND VOTE THE MANAGEMENT'S REPORT AND THE COMPANY'S FINANCIAL STATEMENTS, WITH THE REPORT FROM THE INDEPENDENT AUDITORS AND THE FISCAL COUNCIL REPORT, FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2021

Dear Shareholders,

The Management Report, the Financial Statements with the Independent Auditors and Fiscal Council's Reports of fiscal year of 2021 are available in Petrobras website:

https://www.investidorpetrobras.com.br/en/results-and-notices/annual-reports

Rio de Janeiro, March 09, 2022.

Joaquim Silva e Luna
CEO

PRESENTATION TO SHAREHOLDERS

ITEM II

PROPOSAL FOR THE ALLOCATION OF THE NET INCOME OF 2021

Dear shareholders,

Petrobras' financial statements for the year ended December 31, 2021, present net income of R$ 106.668.201.418,30.

Based on Law 6,404/76, changed by Laws 9,457, of May 5, 1997, and 10,303, of October 31, 2001, as well on the Company's Bylaws and the Shareholder's Compensation Policy, the Board of Directors proposes to this Annual General Meeting, with a favorable opinion of the Fiscal Council, that R$ 101.395.211.330,41 be allocated as dividends, as compensation to shareholders, accounting for 95,06% of the net income (100,71% of adjusted net income), of which R$ 7,773202 for preferred and common shares, based on the number of outstanding shares.

In order to prepare this proposal, the following items were taken into consideration:

a. As provided for in article 8 of Petrobras' Bylaws, dividends to be paid to common and preferred shares cannot be lower than twenty-five percent (25%) of the adjusted net income.

b. Paragraph 2 of article 5 of Petrobras' Bylaws prioritizes dividends attributable to preferred share, of at least five percent (5%), calculated on the portion of capital represented by this type of share, or three percent (3%) of the value of the Company's equity, whichever is higher.

c. The Shareholders' Compensation Policy of Petrobras, approved by the Board of Directors, in 2019 and revised in November 2021, seeks to ensure the perenniality and financial sustainability of the short, medium, and long terms, in addition to providing predictability to the flow of dividend

payments to shareholders. This policy defines that in case of gross debt equal to or less than US$ 65 billion and accumulated positive results, to be verified in the last quarterly result calculated and approved by the Board of Directors, the company must distribute to its shareholders 60% of the difference between the operating cash flow and the acquisitions of fixed assets and intangibles, both presented in the consolidated cash flow statement, as long as the result of this formula exceeds US$ 4 billion and does not compromise the company's financial sustainability.

In this context, the results obtained, the cash generation and the achievement of the debt target allowed the proposal of dividends for the 2021 fiscal year, in the amount of R$ 101,395,211,330.41 (R$ 7.773202 per outstanding preferred and common share), to be made based on the remuneration policy to shareholders, equivalent to 60% of the difference between the operating cash flow (R$ 203,126 million) and the acquisitions of fixed and intangible assets (R$ 34,134 million).

The compensation proposal for shareholders includes a minimum mandatory dividend of R$25,169,607,862.98, equivalent to 25% of adjusted net income, as well as additional dividends of R$76,225,603,467.43, derived from the remaining portion of net income for the year (R$74,481,663,786.47) and from the profit retention reserve (R$1,743,939,680.96). This proposal is higher than the priority of preferred shares.

Thus, the proposed dividends of R$ 101.395.211.330,41 are as follows:

a. Anticipations of R$ 63,400,009,720.56 approved by the Board of Directors in 2021 which, monetarily restated by the variation of the Selic rate from the date of payment until December 31, 2021, total R$ 64,074,757,554.55. These anticipations will be discounted from the dividends proposed for the 2021 fiscal year, as follows:

   - R$ 21,000,003,096.30 of dividends, paid in advance on August 25, 2021, equivalent to R$ 1.609911 per outstanding preferred and common share;

   - R$ 13,766,341,287.01 in the form of interest on equity (IOC), paid in advance on December 15, 2021, equivalent to R$ 1.055361 per outstanding preferred and common share. The payment of IOC to shareholders is subject

to a 15% withholding income tax, except for immune and exempt shareholders;

- R$ 28,633,665,337.25 of dividends, paid in advance on December 15, 2021, equivalent to R$ 2.195126 per outstanding preferred and common share; and

- R$ 674,747,833.99 of monetary restatement on prepaid dividends and IOC, according to the variation of the Selic rate, from the date of payment of each installment until December 31, 2021. The monetary restatement represents R$ 0.0517278 per outstanding preferred and common share and will be deducted from the dividends proposed for 2021 fiscal year.

b. Complementary dividends of R$ 37,320,453,775.86, to be paid on May 16, 2022, equivalent to R$ 2.8610762 per outstanding preferred and common share, and which will have their values monetarily updated, from December 31, 2021 until the date of payment, according to the variation of the Selic rate. These dividends are highlighted in a specific account of the company's net equity, called additional proposed dividends).

Shareholders will be entitled to remuneration as follows:

1. The cut-off date for holders of Petrobras' shares traded on B3 will be April 13, 2022 and the record date for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE will be April 18, 2022

2. Petrobras' shares will be traded ex-rights on B3 and NYSE as from April 14, 2022.

Accordingly, the Board of Directors proposes to shareholders at the Annual General Meeting, with a favorable opinion of the Fiscal Council, that R$ 5,333,410,070.92 be allocated to the legal reserve, R$ 1.027.159.802,45 to the statutory reserve, R$ 656,359,895.48 for tax incentive reserve and R$ 101,395,211,330.41 as compensation to shareholders as dividends, of which: (i) R$ 99,651,271,649.45 from the net income for 2021; and (ii) R$ 1,743,939,680.96 from the profit retention reserve.

The Board also proposes the ratification of dividends, in the proportion of R$ 7.773202 per outstanding preferred and common share, of which R$ 43,545,243,467.38 for preferred shareholders and R$57,849,967,863.03 for common shareholders.

Rio de Janeiro, March 09, 2022.

Joaquim Silva e Luna
CEO

ANNEX 9-1-II

ALLOCATION OF NET INCOME
CVM INSTRUCTION 481, OF DECEMBER 17, 2009

1. Inform the net income for the year

R$ 106,668,201,418.30.

2. Inform the overall amount and the value per share of the dividends, including early dividends and interest on equity already declared

	Shareholder remuneration			
	Shareholding position date	*Payment Date*	*Amount per PN and ON share (R$)*	*Amount (R$)*
Dividends	08.16.2021	08.25.2021	1.6099110	21,000,003,096.30
Interest on Capital (IOC)	12.01.2021	12.15.2021	1.0553610	13,766,341,287.01
Dividends	12.01.2021	12.15.2021	2.1951260	28,633,665,337.25
Total of antecipations (dividends and IOC)			4.8603980	63,400,009,720.56
Monetary restatement of prepayments - Selic	-		0.0517278	674,747,833.99
Total anticipation of dividends and interest on capital adjusted by Selic			4.9121258	64,074,757,554.55
Complementary Dividends	04.13.2022	05.16.2022	2.8610762	37,320,453,775.86
Total dividends proposed			7.7732020	101,395,211,330.41
Outstanding preferred shares (PN shares)			7.7732020	43,545,243,467.38
Common Shares outstanding (ON shares)			7.7732020	57,849,967,863.03

3. Inform the distributed percentage of net income for the year

The total proposed dividends of **R$ 101,395,211,330.41** represent 95,06% of the net income for 2021 (100,71% of adjusted net income).

4. **Informar o montante global e o valor por ação de dividendos distribuídos com base em lucro de exercícios anteriores.**

R$ 1,743,939,680.96, equivalent to **R$ 0.133694631512172** per outstanding common share.

5. **Inform, net of early dividends and interest on equity already declared:**

a. The gross value of dividends and interest on equity, segregated by share of each type and class

	Shareholder remuneration			
	Shareholding position date	*Payment Date*	*Amount per PN and ON share (R$)*	*Amount (R$)*
Complementary Dividends	*04.13.2022*	*05.16.2022*	*2.8610762*	*37,320,453,775.86*
Outstanding preferred shares (PN shares)			*2.8610762*	*16,027,662,693.93*
Common Shares outstanding (ON shares)			*2.8610762*	*21,292,791,081.93*

b. The type and term of payment of dividends and interest on equity

Dividends will be paid on May 16, 2022 and shareholders will be entitled to remuneration as follows:

i. The cut-off date for holders of Petrobras' shares traded on B3 will be April 13, 2022 and the record date for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE will be April 18, 2022.
ii. Petrobras' shares will be traded ex-rights on B3 and NYSE as from April 14, 2022.

c. Any restatement and interest on dividends and interest on equity

Dividends will be restated by the variation of the SELIC rate from December 31, 2021 to the payment date..

d. Declaration date of payment of dividends and interest on equity considered for identification of shareholders entitled to payment

See item b above.

6. In the event of declaration of dividends or interest on equity based on income calculated in semi-annual balance sheets or shorter periods

a. Inform the amount of dividends or interest on equity already declared

	Shareholder remuneration			
	Shareholding position date	*Payment Date*	*Amount per PN and ON share (R$)*	*Amount (R$)*
Dividends	08.16.2021	08.25.2021	1.6099110	21,000,003,096.30
Interest on Capital (IOC)	12.01.2021	12.15.2021	1.0553610	13,766,341,287.01
Dividends	12.01.2021	12.15.2021	2.1951260	28,633,665,337.25
Total of antecipations (dividends and IOC)			4.8603980	63,400,009,720.56
Monetary restatement of prepayments - Selic	-		0.0517278	674,747,833.99
Total anticipation of dividends and interest on capital adjusted by Selic			4.9121258	64,074,757,554.55
Outstanding preferred shares (PN shares)			4.9121258	27,517,580,773.46
Common Shares outstanding (ON shares)			4.9121258	36,557,176,781.09

a. Inform the date of the respective payments

See item a above.

7. Provide a comparative table informing the following values per share of each type and class

a. Dividend and interest on equity distributed in the three (3) previous years

	2021	2020	2019	2018
Net Income	106,668,201,418.30	7,108,401,674.38	40,136,900,740.65	25,778,722,700.81
Outstanding preferred shares (PN shares)	8,18	0,54	3,08	1.98
Common Shares outstanding (ON shares)	8,18	0,54	3,08	1,98

b. Dividend and interest on equity distributed in the three (3) previous years

	2021	2020	2019	2018
Dividends per preferred shares (PN shares)	7.773202	0.787446	0.925500	0.922500
Dividends per Common Shares (ON shares)	7.773202	0.787446	0.738700	0.253500

8. In the event of allocation of income to the legal reserve

a. Identify the amount allocated to the legal reserve

R$ 5,333,410,070.92.

b. Provide details of the calculation of the legal reserve

Created by recording 5% of the net income for the year, as per article 193 of Brazilian Corporation Law.

9. If the company has preferred shares with right to fixed or minimum dividends

a. Describe the calculation of fixed or minimum dividends

Each year, shareholders are entitled to dividends and/or interest on equity that cannot be lower than twenty-five percent (25%) of the adjusted net income, as per Brazilian Corporation Law, prorated by the number of shares that compose the Company's share capital, as per article 8 of the Bylaws.

Preferred shares will have priority in the event of capital reimbursement and payment of dividends, of at least five percent (5%), calculated on the portion of the capital represented by this type of share, or three percent (3%) of the value of the Company's equity, whichever is higher, participating on an equal basis with the common shares in capital increases arising from incorporation of reserves and profit, as per paragraph 2 of article 5 of the Bylaws.

b. Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends

The profit of the fiscal year is sufficient for the full payment of fixed or minimum dividends.

c. Identificar se eventual parcela não paga é cumulativa

Not aplicable.

d. Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares

R$ 10.809.353.696,21 in dividends corresponding to the outstanding preferred shares based on 25% of adjusted net income.

e. Identify the fixed or minimum dividends to be paid per preferred share of each class

R$ 1,9295629804665 per outstanding preferred share.

10. Regarding mandatory dividend

a. Describe the calculation provided for in the Bylaws

Each year, shareholders are entitled to dividends and/or interest on equity that cannot be lower than twenty-five percent (25%) of the adjusted net income, as per Brazilian Corporation Law, prorated by the number of shares that compose the Company's share capital, as per article 8 of the Bylaws.

b. Inform whether it is being paid in full

Yes.

c. Inform any amount retained

Not aplicable.

11. In the event of retention of mandatory dividend because of the company's financial situation

a. Inform the amount retained

Not aplicable.

b. Describe in details the company's financial situation, including aspects related to analysis of liquidity, working capital and positive cash flows

Not aplicable.

c. Justify the reason for retaining dividends

Not aplicable.

12. In the event of allocation of profit to the contingencies reserve

a. Identify the amount allocated to the reserve

Not aplicable.

b. Identify the probable loss and what have caused it

Not aplicable.

c. Explain why the loss was deemed as probable

Not aplicable.

d. Justify the creation of the reserve

Not aplicable.

13. In the event of allocation of profit to the unrealized profit reserve

a. Inform the amount allocated to the unrealized profit reserve

Not aplicable.

b. Inform the nature of unrealized profit that originated the reserve

Not aplicable.

14. In the event of allocation of profit to statutory reserves

a. Describe the statutory clauses that establish the reserve

As per article 56 of the Bylaws, from the net income calculated in Petrobras' balance sheet, zero point five percent (0.5%) of the paid-in share capital will be allocated for the creation of a special reserve aimed at funding the Company's research and technological development programs. The accumulated balance of the reserve provided for in this article cannot exceed five percent (5%) of the paid-in share capital.

b. Identify the amount allocated to the reserve

R$ 1,027,159,802.45.

c. Describe how the amount was calculated

The amount was calculated by applying 0.5% on the paid-in share capital of R$205,431,960,490.52.

15. In the event of profit retention provided for in capital budget

a. Identify the amount retained

Not aplicable.

b. Provide a copy of the capital budget

Not aplicable.

16. In the event of allocation of profit to the tax incentive reserve

a. Inform the amount allocated to the reserve

R$ 656,359,895.48.

b. Explain the nature of the allocation

Set up by allocating a portion of the year's income equivalent to tax incentives, arising from donations or government subsidies, in accordance with article 195-A of the Corporation Law. This reserve can only be used to absorb losses or to increase capital.

We highlight the incentives to subsidize investments in the Northeast and in the Amazon, in the scope of the Superintendencies for the Development of the Northeast (SUDENE) and of the Amazon (SUDAM).

PRESENTATION TO SHAREHOLDERS

ITEM III

PROPOSAL TO ESTABLISH ELEVEN (11) MEMBERS FOR THE BOARD OF DIRECTORS

Dear Shareholders,

Article 18 of Petrobras' by-laws establishes that the Board of Directors shall comprise at least 7 (seven) and at most 11 (eleven) members, with the General Meeting being responsible for defining the number of the body's seats.

Management proposes to maintain the number of 11 (eleven) members on the Company's Board of Directors.

Rio de Janeiro, March 09, 2022.

Joaquim Silva e Luna
CEO

PRESENTATION TO SHAREHOLDERS

ITEM IV

BOARD OF DIRECTORS MEMBER ELECTION

Dear shareholders,

The election of members of the Board of Directors, pursuant to the provisions of the Company's Bylaws, will be approved during the Annual General Meeting ("AGM").

Petrobras received from the controlling shareholder the following names to be appointed to the Board of Directors: Luiz Rodolfo Landim Machado, Joaquim Silva e Luna, Sonia Julia Sulzbeck Villalobos, Luiz Henrique Caroli, Ruy Flaks Schneider, Márcio Andrade Weber, Murilo Marroquim de Souza and Carlos Eduardo Lessa Brandão.

Mrs. Rosangela Buzanelli Torres, was elected in the first round in the election held by the employees of Petrobras in 2022, pursuant to article 2, paragraph 1 of Law 12,353/2010.

Instructions for the nomination of a Board Member are established in the section of this Manual named "Mandatory Verification of Legal and Statutory Requirements and Restrictions for the Nomination of a Board Member of Petrobras." Available here.

The following Annex I, includes information related to the nominees for members of the Board of Directors, pursuant to items 12.5 to 12.10 of the "Formulário de Referência" (Article 10 of CVM Instruction 481).

Rio de Janeiro, March 09, 2022.

Joaquim Silva e Luna
CEO

ANNEX I

INFORMATION OF THE CANDIDATES APPOINTED BY THE CONTROLLING SHAREHOLDER AND OF THE EMPLOYEES' REPRESENTATIVE FOR PETROBRAS' BOARD OF DIRECTORS

Name CPF (Individual Taxpayer's ID)	Date of Birth Occupation	Management Body Elective position to be held	Term of Office Nº of Consecutive Terms
Luiz Rodolfo Landim Machado 596.293.207-20	03/24/1957 Petroleum Engineer	Board of Directors Chairman of Board of Directors	Until AGM 2024 0
Carlos Eduardo Lessa Brandão 797.788.527-15	08/12/1959 Civil Engineer	Board of Directors Board Member	Until AGM 2024 0
Joaquim Silva e Luna 334.864.767-34	12/29/1949 Military	Board of Directors Board Member	Until AGM 2024 0
Luiz Henrique Caroli 374.211.587-15	06/10/1958 Military	Board of Directors Board Member	Until AGM 2024 0
Márcio Andrade Weber 184.296.020-20	12/19/1953 Civil Engineer	Board of Directors Board Member	Until AGM 2024 0
Murilo Marroquim de Souza 043.198.184-15	06/04/1948 Geologist	Board of Directors Board Member	Until AGM 2024 0
Ruy Flaks Schneider 010.325.267-34	02/28/1941 Industrial, Mechanical and Production Engineer	Board of Directors Board Member	Until AGM 2024 1
Sonia Julia Sulzbeck Villalobos 022.306.678-82	06/06/1963 Business Administrator	Board of Directors Board Member	Until AGM 2024 1
Rosangela Buzanelli Torres* 002.629.247-57	01/05/1960 Geophysicist	Board of Directors Board Member	Until AGM 2024 0

*elected in a separate voting process, by the direct vote of the candidates peers, according to §1 of article 2 of Law 12.353, of 12/28/10

Summarized curriculum of candidates:

Luiz Rodolfo Landim Machado - Mr. Luiz Rodolfo Landim Machado holds a degree in Civil Engineering with specialization in hydraulic works from the Federal University of Rio de Janeiro (1979), post-graduate degrees in Petroleum Engineering from Petrobras (1980) and the University of Alberta (1985) and in Business Administration from Harvard University (1994). He joined Petrobras in 1980, where he worked for 26 years and held several managerial positions in the Exploration & Production area, including Production Superintendent of the Northeast Production Region, Superintendent of the Northern Area Production District, General Manager of Exploration & Production in the the Campos Basin and Executive Manager of the South and Southeast Exploration & Production Regions. Between 2000 and 2003 he was CEO of Gaspetro, responsible for Petrobras' equity stakes in natural gas transportation and distribution companies, in addition to acting as Managing Director and Executive Manager of Natural Gas, composing Petrobras' Business Committee. Between 2003 and 2006 he was CEO of Petrobras Distribuidora S.A. - BR. After leaving Petrobras, he served as CEO of MMX Mineração e Metálicos S.A. (2006 to 2008), founder and later CEO of OGX Petróleo e Gás Participações S.A. (2008 to 2009) and CEO of OSX Brasil S.A. (2009-2010). Between 2010 and 2020 he was Chairman and CEO of Ouro Preto Óleo e Gás S.A., successfully coordinating the negotiations that resulted in the sale of Ouro Preto to a private investor active in the oil and gas industry in February 2020. Since 2019, he is the president of Clube de Regatas do Flamengo, the team with the highest market value in Brazil, with an annual revenue of R$ 950 million. He has several experiences as a board member of companies and entities, including the Brazilian Petroleum Institute – IBP. Mr. Luiz Rodolfo Landim Machado declared himself to be an independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Carlos Eduardo Lessa Brandão– Mr. Carlos Eduardo Lessa Brandão holds a degree in Civil Engineering (UFRJ), an MSc in Energy Planning (COPPE UFRJ), a DSc in History and Philosophy of Science (HCTE UFRJ) and an Executive MBA in Finance (IBMEC). He is a partner at Celb77 Ltda. and has been working in governance and sustainability consulting and in executive education since 2005. Mr. Brandão has 18 years of experience as an executive in heavy construction, IT, payment processing, telecommunications, e-commerce and geographic information systems. His activities included business development and M&A as CFO and executive director of holdings (AG Telecom and Valepontocom) and portfolio companies. Since 2016 he has been

serving as an independent board member. He was a board member at Companhia de Distribuição de Gás do Rio de Janeiro (2016-18), Progen S/A (2016-18), Cemig (2017-18) and Multiner S/A (2018-21). He is an advisory board member for Santa Ângela Urbanização e Construções Ltda. Regarding ESG / Sustainability issues, he is a board member of the Brazilian Institute of Corporate Governance-IBGC, a member of the Standards Advisory Council of B Lab (USA) and a member of the Global Governance Committe of the International Corporate Governance Network-ICGN (UK). He was a member of the boards of the Ethos Institute, the Corporate Sustainability Index-ISE of B3, the Ethical Fund, and the Stakeholders Council of the Global Reporting Initiative (Netherlands). He is a securities portfolio manager authorized by the Brazilian Securities Commission (CVM) and a certified board member by the IBGC. Mr. Carlos Eduardo Lessa Brandão has declared to be an independent Board Member pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Joaquim Silva e Luna - Mr. Joaquim Silva e Luna is Petrobras CEO and member of the Company´s Board of Directors since April 2021. Previously, he was the General Brazilian Director of Itaipu Binacional. He is a reserve Army General and served in the Ministry of Defense until January 2019, having reached the top of the hierarchy in his career. He holds post-graduation in Projects and Systems Analysis from the University of Brasilia and in Army Policy, Strategy and Senior Management from the Army, a master's degree in Military Operations and a PhD in Military Sciences. Among the positions he held, it is worth mentioning that of Commander of several Engineering and Construction Companies in the Amazon, instructor of the School for the Improvement of Officers and of the School of Command and General Staff of the Army, Chief of the Intelligence Section at the Command of Land Operations and the Press Section of the Army's Social Communication Center, Commander of the 6th Construction Engineering Battalion, Commander of the 16th Jungle Infantry Brigade, Director of Heritage, Chief of the Commander of the Army, that of Chief of Staff of the Army, Secretary of Personnel, Education, Health and Sports of the Ministry of Defence, Secretary-General of the Ministry of Defence, Minister of Defense and Director- General of Itaipu Binacional. He was the first military to hold the positions of Secretary General of the Ministry of Defense and Minister of Defense. He is fluent in the English language. He was a Board member of Amazônia Azul Tecnologia de Defesa S.A. (AMAZUL) for three years. Mr. Joaquim Silva e Luna declared that he is a non-independent member of the Board of Directors pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Luiz Henrique Caroli - Mr. Luiz Henrique Caroli has been a Fleet Admiral of the Brazilian Navy since 2016. In addition to the Naval School, Mr. Luiz Henrique Caroli took courses at the Escola de Guerra Naval, including Command and General Staff (Master's in Naval Sciences), Superior of Naval Warfare and Maritime Policy and Strategy (Doctorate in Naval Sciences). He also completed the Higher Studies in Politics and Strategy course at the Escola Superior de Guerra. He holds a postgraduate degree in Strategic Planning and Management from the COPPEAD Institute of the Federal University of Rio de Janeiro and the Certificate in Advanced English from Cambridge University. He has held various commands and directions in the Brazilian Navy, having occupied the positions of Chief of Logistics of the Joint Staff of the Armed Forces and Director General of Navy Material. He was Chairman of the Board of Directors of the Naval Projects Management Company (EMGEPRON) from Jan/2017 to Feb/2020. He also held the position of Representative of Brazil to the International Maritime Organization. Mr. Luiz Henrique Caroli has declared to be an independent Board Member pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Márcio Andrade Weber - Mr. Márcio Andrade Weber is a civil engineer with a degree from UFRGS (1975), specialized in petroleum engineering by Petrobras. He joined Petrobras in 1976 where he worked for 16 years, having been one of the pioneers in the development of the Campos Basin, and then held several managerial and directive positions among which are activities abroad, in the international area of Petrobras, in Trinidad (1980-1981), Libya (1984-1986) and Norway (1987-1990). He was a member of the Board of Services of Petrobras International (Braspetro) (1991-1992) and Director of Petroserv S.A. (2007-2020), developing the company's participation in E&P activities, support navigation and drilling rigs for deepwater. As CEO of BOS Navegação (a JV between Petroserv and two foreign companies) he was responsible for the construction of 4 support tugboats in Brazilian shipyards. In parallel, as Director of Petroserv he participated in the construction and operation of 4 deepwater drilling rigs, which had clients such as Shell and ENI (Indonesia). Later, has advised the PMI group in the operations of the aforementioned units (2020 – 2021). Mr. Márcio Andrade Weber declared that he is an independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Murilo Marroquim de Souza - Mr. Murilo Marroquim de Souza has a degree in geology from the Federal University of Pernambuco and a master's degree in geophysics from the University of Houston, Texas, USA. He has worked in the petroleum industry for 50 years, having performed activities in more than 20 countries in America, Europe, Africa, and Asia. He worked at Petrobras from 1971 to 1994, where he held several managerial positions in the exploration and production area, and was Director of Brasoil UK (1989-1993), in London, with exploration activities in the North Sea and other Basins. He was General Manager for IBM's Oil Industry Solutions Unit in Latin America (1994-1998). He worked as a consultant, working for ANP in several projects (1998-1999), and at Ipiranga as an Advisor for Exploration and Production (1999-2001). From 2001 to 2011 he was CEO of Devon Energy do Brasil (Ocean Energy) and since 2011 he is CEO of Visla Consultoria de Petróleo, a consulting firm focused on special projects for the energy industry. Mr Murilo Marroquim de Souza declared to be an independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Ruy Flaks Schneider - Mr. Ruy Schneider is an industrial mechanical and production engineer graduated from PUC-RIO in 1963 as well as a Master of Sciences in Engineering Economy from Stanford University in 1965. Navy reserve officer, he attended the Brazilian Superior War College. He founded the Industrial Engineering Department at PUC-RIO, becoming its first director (1966-1968) and establishing the first master's program in Industrial Engineering in Brazil. With several published articles, he works as a speaker, in Brazil and abroad. He has accumulated vast experience, both as an executive and as a member of the Board of Directors and Fiscal Council of large companies, including Xerox do Brasil S.A. (1966-1970), Banco Brascan de Investimento S.A. and Banco de Montreal S.A.-MontrealBank (1970-1998), Grupo Multiplan (1988-1991) and INB Indústrias Nucleares do Brasil (2007-2012). Mr. Ruy Schneider served as a member of the Central Bank's capital market advisory Board, participating in advising on the preparation of the external debt conversion program. Creator of the first multi-sponsored pension fund and introducer of Defined Contribution funds in Brazil. Is a member of Eletrobras Board of Directors since 2019 and Petrobras Board of Directors since 2020. . Mr Ruy Flaks Schneider declared to be an independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Sonia Julia Sulzbeck Villalobos - Ms. Sonia holds a bachelor's degree in public administration and a master's degree in business administration with a focus in finance, both from the São Paulo School of Business Administration (FGV EAESP). Sonia Villalobos has more than 30 years of experience in the Brazilian stock market and in 1994 became the first person from South America to receive the CFA charter. Sonia Villalobos worked from 1985 to 1987 at Equipe DTVM, and from 1987 to 1989 at Banco Iochpe as an investment analyst. From 1989 to 1996, she worked at Banco Garantia as the head of the investment analysis department, where she was elected best analyst in Brazil by Institutional Investor Magazine in 1992, 1993 and 1994. She worked for Bassini, Playfair & Associates from 1996 to 2002 and was responsible for private equity in Brazil, Chile and Argentina. From 2005 to 2011, she worked for Larrain Vial as an asset manager. From 2012 to 2016, Sonia Villalobos worked as a founding partner and equity fund manager in Latin America for Lanin Partners. Since 2016, she has been a professor at Insper for post-graduate students in disciplines related to asset management and financial statement analysis. Sonia Villalobos has been a member of the Board of Directors of Telefônica do Brasil since 2016 and of LATAM Airlines Group S.A. since 2018. She has also served as member of the Board of Directors between 1996 and 2002 for TAM Linhas Aéreas, Método Engenharia (Brasil), Tricolor Pinturas e Fanaloza/Briggs (Chile), Milkaut and Banco Hipotecario (Argentina). She was a member of Petrobras' Board of Directors from 2018 until 2020, being once again elected in 2021. Mrs. Sonia Julia Sulzbeck Villalobos declared to be an independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Rosangela Buzanelli Torres - Ms. Rosangela Buzanelli Torres, was elected in first round in the election held by Petrobras employees in 2022. She has a degree in Geosciences and Engineering from the Federal University of Ouro Preto, and Master's in Geosciences from the National Institute for Space Research. She joined Petrobras in 1987 as a Geophysicist. She is currently working in the Exploratory Assets area of the Exploration Executive Management. Non-independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

According to statements by the nominees themselves, the candidates above:

- In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM; and final and unappealable

convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities.

- Mr. Ruy Flaks Schneider, together with the other Directors, Fiscal Councilors and Officers of TEKA Tecelagem Kuehnrich S.A., received a penalty of a monetary fine in March 2018, which was paid. In this case, the referred penalty is related to articles 142, items III and V and article 153, of Law 6,4040/1976, not considering that, because the company is under Judicial Recovery, the financial statements should comply with Law 11,101/2005 - Bankruptcy and Judicial Recovery Law (today, Law 14,112/20). An appeal was filed with the National Council of Appeals of the National Financial System ("CRSFN"), pointing out that, at the time, the company, under judicial reorganization, complied with the determinations of Law 11.101/2005 (today, Law 14.112/2020) with respect to the Statements, CRSFN, however, did not grant the appeal. Following the judgement of the appeal, (Processo SEI nº 10372.100037/2019-81) by the CRSFN, the process was returned to the Comissão de Valores Mobiliários (CVM), the Brazilian Securities Commission, which, on March 7th, 2022, declared that the process had been concluded.

- They do not hold marital relationships, common-law marriages or any known relationships that should be reported according to item 12.9 of the "Formulário de Referência".

- In compliance with item 12.10 of the "Formulário de Referência", the candidates informed the following relationships of subordination, service rendering or control in the last 3 fiscal years between the nominees and:

    a. a company controlled, directly or indirectly, by Petrobras: Not applicable

    b. Petrobras controlling shareholder:

        i. Mr. Joaquim Silva e Luna informed that he has a subordinate relationship to the Petrobras controlling shareholder, once he is a Military of the Reserve Force, receiving remuneration.

ii. Mr. Luiz Henrique Caroli informed that he has a subordinate relationship to the Petrobras controlling shareholder, once he is a Military of the Reserve, receiving remuneration.

c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or the controlling shareholder of any of these persons: Not applicable

The People's Committee of the Petrobras Board of Directors, will verify the adherence of the nominees to the applicable requirements of the Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Appointment Policy"). Before this meeting, the minutes of the meetings of Committee that will examine these nominations will be available at Company's electronic address: https://www.investidorpetrobras.com.br/acoes-dividendos-e-dividas/assembleias-e-reunioes (only in Portuguese)

In compliance with CVM Instructions 480/09 and 481/09, we hereby inform the percentage of participation of nominees in the meetings of the Board of Directors and its Advisory Committees , as the case may be, which occurred after their taking office.

Meetings of the Board of Directors held in 2021:

	Board of Directors	
Board Member	*Total Meetings of the Board*	*% member's participation in the meetings held after the investiture*
JOAQUIM SILVA E LUNA	21	100,00%
MÁRCIO ANDRADE WEBER	21	100,00%
MURILO MARROQUIM DE SOUZA	21	100,00%
RUY FLAKS SCHNEIDER	28	96,43%
SONIA JULIA SULZBECK VILLALOBOS	21	95,24%
ROSANGELA BUZANELLI TORRES	27	96,30%

Meetings of the Investment Committee held in 2021:

Investment Committee (COINV)		
Board Member	*Total Meetings of the Board*	*% member's participation in the meetings held after the investiture*
SONIA JULIA SULZBECK VILLALOBOS	12	91,67%

Meetings of the Peoples' Commitee held in 2021:

Peoples' Commitee (COPE)		
Board Member	*Total Meetings of the Board*	*% member's participation in the meetings held after the investiture*
RUY FLAKS SCHNEIDER	31	100,00%
MÁRCIO ANDRADE WEBER	17	94,12%

Meetings of the Health, Safety and Environment Committee held in 2021:

Health, Safety and Environment Committee (CSMS)		
Board Member	*Total Meetings of the Board*	*% member's participation in the meetings held after the investiture*
MURILO MARROQUIM DE SOUZA	10	100,00%
ROSANGELA BUZANELLI TORRES	14	100,00%

Meetings of the Statutory Audit Committee held in 2021:

Petrobras Statutory Audit Committee (CAE)		
Board Member	*Total Meetings of the Board*	*% member's participation in the meetings held after the investiture*
MÁRCIO ANDRADE WEBER	32	100,00%

Meetings of the Conglomerate Statutory Audit Committee held in 2021:

Petrobras Conglomerate Statutory Audit Committee (CAECO)		
Board Member	*Total Meetings of the Board*	*% member's participation in the meetings held after the investiture*
RUY FLAKS SCHNEIDER	25	100,00%
SONIA JULIA SULZBECK VILLALOBOS	18	100,00%
MURILO MARROQUIM DE SOUZA	6	100,00%

PRESENTATION TO SHAREHOLDERS

ITEM V

ELECTION OF THE CHAIRMAN OF PETROBRAS BOARD OF DIRECTORS

Dear Shareholders,

The election of the Chairman of Petrobras Board of Directors, in accordance with the Company's Bylaws, will be held during the Annual General Meeting ("AGM").

The controlling shareholder appointed Mr. Luiz Rodolfo Landim Machado as Chairman of the Board of Directors.

Rio de Janeiro, March 09, 2022.

Joaquim Silva e Luna
CEO

PRESENTATION TO SHAREHOLDERS

ITEM VI

PROPOSAL TO ESTABLISH FIVE (5) MEMBERS FOR THE FISCAL COUNCIL

Dear Shareholders,

Article 44 of Petrobras' by-laws establishes that the Fiscal Council, which operates on a permanent basis, will be composed of up to five (5) members and an equal number of alternates. Paragraph 1st of Article 161 of Law 6,404 of December 15, 1976 stipulates that the Fiscal Council shall be composed of at least three (3) and at most five (5) members, and alternates in equal number, shareholders or not, elected by the General Meeting.

Management proposes that the number of five (5) full members and an equal number of alternate members of the Company's Fiscal Council be maintained.

Rio de Janeiro, March 09, 2022.

Joaquim Silva e Luna
CEO

PRESENTATION TO SHAREHOLDERS

ITEM VII

ELECTION OF THE MEMBERS OF THE FISCAL COUNCIL AND THEIR RESPECTIVE SUBSTITUTES

Dear Shareholders,

The election of the Fiscal Council Members and their respective substitutes, following the provisions set forth in the Company's Bylaws and Law 6404 of December 15th, 1976, is a matter for the General Meeting.

The controlling shareholder nominates the following names to compose the Fiscal Council and respective substitutes: Agnes Maria de Aragão Costa (main), Marisete Fátima Dadald Pereira (substitute), Sérgio Henrique Lopes de Sousa (main), Alan Sampaio Santos (substitute), Janete Duarte Mol (main) e Otavio Ladeira de Medeiros (substitute).

Instructions for the appointment of the Fiscal Council Members are included in the "Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Fiscal Council" are available here.

Please find attached the Annex I regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the "Formulário de Referência"(Art. 10 of CVM 481 Instruction).

Rio de Janeiro, March 09, 2022.

Joaquim Silva e Luna
CEO

ANNEX I

INFORMATION OF CANDIDATES APPOINTED BY THE CONTROLLING SHAREHOLDER FOR THE FISCAL COUNCIL MEMBER POSITION ON PETROBRAS

Name CPF (Tax Number)	Date of Birth Occupation	Management Body Elective office held	Term of Office No. of Consecutive Terms
Agnes Maria de Aragão da Costa 080.909.187-94	02/01/1979 Economist	Fiscal Council Member of the Fiscal Council (main)	Until AGM 2023 1
Marisete Fátima Dadald Pereira 409.905.160-91	04/16/1955 Accountant	Fiscal Council Member of the Fiscal Council (substitute)	Until AGM 2023 0
Sergio Henrique Lopes de Sousa 884.939.707-00	07/28/1966 Naval Sciences	Fiscal Council Member of the Fiscal Council (main)	Until AGM 2023 1
Alan Sampaio Santos 769.511.207-06	11/25/1962 Lawyer	Fiscal Council Member of the Fiscal Council (substitute)	Until AGM 2023 1
Janete Duarte Mol 706.380.636-04	06/25/1963 Economist	Fiscal Council Member of the Fiscal Council (main)	Until AGM 2023 0
Otavio Ladeira de Medeiros 065.675.548-27	03/30/1968 Economist	Fiscal Council Member of the Fiscal Council (substitute)	Until AGM 2023 0

Curriculum summary of the appointed persons:

Agnes Maria de Aragão Da Costa - Mrs. Agnes Maria de Aragão da Costa is the Head of the Regulatory Special Advisory Office, with a specialty in Energy and Mining Economics. She has been working at Ministry of Mines and Energy - MME for 16 years, formulating public policy recommendations. She holds a bachelor's degree in Economic Sciences from the Federal University of Rio de Janeiro (UFRJ) and a master's degree in Energy from the University of São Paulo (USP). Public servant career member of the Specialists in Public Policy and Government Management, she is member of Petrobras' Fiscal Council. She was a member of the Board of Directors of Norte Energia S.A.. She was an alternate member of Petrobras' Fiscal Council from 2015 to 2020. She was a member of the Board of Directors of CEAL and CEPISA and member of Eletrobras' Fiscal Council.

Marisete Fátima Dadald Pereira - Mrs. Marisete Fátima Dadald Pereira is graduated in Accounting and Economics from the Universidade Vale do Rio dos Sinos (1987), with postgraduate degrees in Accounting from the Universidade do Vale do Itajaí (1990), in Auditing from the Universidade de Santa Catarina (1992) and in Economics from the Universidade Federal de Santa Catarina (1994), in addition to an MBA for executives from the Universidade Estado Santa Catarina (2002). Mrs. Marisete Fátima Dadald Pereira is a public policy specialist in the electric power, oil and gas, and mining sectors, focusing on the development, implementation, and evaluation of public policies at the national level for the electric power sector. She began her career at Eletrosul Centrais Elétricas S.A., where she served as Superintendent of the Financial Economic Department (1987 to 2005). Since 2005 she has been working at the Ministry of Mines and Energy, having served as Head of the Special Advisory for Economic Affairs, advising and counseling the Minister of Mines and Energy, Executive Secretary and other Secretaries of State in all public policy initiatives and strategic programs on the energy and natural resources sectors in Brazil. She has served on several Boards of Directors and Fiscal Councils, including chairman of Petrobras Fiscal Council and member of the Board of Directors of Eletrobras Eletronorte.

Sergio Henrique Lopes de Sousa - Mr. Sergio Henrique Lopes de Sousa has a degree in Naval Sciences from Escola Naval, with a specialization in International Management and an MBA in Business Management from Instituto COPPEAD/UFRJ. He holds a master degree in Production Engineering by Universidade Federal Fluminense (UFF) and Master of Science in "National Resource Strategy" by the

National Defense University (NDU) in Washington, DC. He also holds a doctorate degree in Naval Sciences from Escola de Guerra Naval. Captain of the Brazilian Navy (Navy Supply Corps), he served as Director and Deputy Director of Navy administrative units, performing, for about 37 years in the active service, several activities related to budgetary and financial planning and execution, logistics and internal control. He was a member of the Fiscal Council of Empresa Brasileira de Administração de Petróleo e Gás Natural S.A.- Pré-Sal Petróleo S.A. (PPSA). He is currently the head of the Internal Control Advisory of the Ministry of Mines and Energy.

Alan Sampaio Santos - Mr. Alan Sampaio Santos holds a B.A. in Law, from Faculdade Processus/DF, (OAB 56361), a B.S. in System Analysis from PUC/RJ, graduated as Artillery Officer by the Academia das Agulhas Negras and in Physical Education by the Army Physical Education School and post-graduation in Sport Training by Universidade Gama Filho/RJ. Master in Defense, Security, Integral Defense and Integration, Institute of High Studies and National Defense - IAEDEN, Caracas/Venezuela, Master's degree in Military Sciences - School of Command and General Staff of the Army. Special Advisor to the Minister of Mines and Energy (2018/2019). He was officer in the Army Commander's Office (2004/2005 and 2013/2015). Head of the Public Relations Section of the Army's Social Communication Center (2011). Social Communication Officer for the Brazilian Battalion in Haiti (2009). Commander of the 11th Field Artillery Group (2007/2008). He was Military Advisor to the United Nations, in East Timor (2006) and Observer of the United Nations, in Angola (1996).

Janete Duarte Mol - Mrs. Janete Duarte Mol is graduated in Mathematics from PUC-Minas (1996) and in Economics from the Federal University of Minas Gerais - UFMG (1998). She holds a Master's degree in Economics from the Centro de Desenvolvimento e Planejamento Regional - CEDEPLAR/UFMG (2001) and a specialization in "The Theory and Operation of a Modern National Economy" from the George Washington University (2010). She began her career at the Brazilian National Treasury as Project Manager at the Strategic Planning General Coordination for Public Debt (2003-2010), moving on to the General Coordination of Economic-Fiscal Studies (2010-2016). She was Senior Specialist at the National Treasury Secretariat at the World Bank in Washington D.C. in 2014. At the Civil House of the Presidency of the Republic, she served as Project Manager of the Deputy Head of Public Finance (2016-2020) and as Deputy Chief of Public Finance (2020-

2021). Since December 2021 she has been Deputy Secretary of the National Treasury.

Otavio Ladeira de Medeiros - Mr. Otavio Ladeira de Medeiros holds a degree in economics from the University of Brasília (1992), with an extension in "The Theory and Operation of a Modern National Economy", from the George Washington University (1999). In addition, he holds an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (1998), and a master's degree in economics from the University of Brasília (2003). At the Ministry of Finance, National Treasury Secretariat, he served as Deputy Head and Head of the Public Debt Analysis and Planning Division, Coordinator and General Coordinator of Strategic Public Debt Planning and Undersecretary of Planning and Fiscal Statistics. Between 2015 and 2016 he was Secretary of the National Treasury, serving as Deputy Secretary of the National Treasury since 2016. He has diverse experience in board of directors and fiscal councils, including Embraer S.A., Liquigás Distribuidora S.A. and Banco do Brasil S.A.

According to statements by the nominees themselves, the candidates indicated above:

- In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities
- They do not hold marital relationships, common-law marriages or any known relationships according to item 12.9 of the Reference Form.
- In compliance with item 12.10 of the Reference Form, the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and:

  a. company controlled, directly or indirectly, by Petrobras: Not applicable

  b. controller of Petrobras:

     i. *Ms. Agnes Maria de Aragão da Costa informed that she is subordinated to Petrobras' Controller, since: she is currently the Head of the Special Advisory in Regulatory Affairs of the MME's*

Executive Secretariat; and was between 2016/2018 Program Director of the MME (Ministry of Mines and Energy);

ii. Ms. Marisete Fátima Dadald Pereira informed that she is Executive Secretary of the Ministry of Mines and Energy;

iii. *Ms. Janete Duarte Mol is assistant secretary of the National Treasury;*

iv. *Mr. Otavio Ladeira de Medeiros is assistant secretary of the National Treasury;*

v. *Mr. Alan Sampaio Santos is Special Advisor to the Minister – MME;*

vi. *Mr. Sergio Henrique Lopes de Sousa is Chief of the Special Advisory for Internal Control of the Ministry of Mines and Energy (MME).*

c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or controlling shareholder of any of these persons:

i. *Ms. Agnes Maria de Aragão da Costa reported having a relationship of subordination with: Eletrobrás - Centrais Elétricas Brasileiras S.A, since she acted between 2016/2018 as Chairman of the Fiscal Council; Norte Energia S.A., since it has been acting as Board Member since July 2019;*

ii. *Ms. Marisete Fátima Dadald Pereira informed that she is a member of the ESBR Jirau Board of Directors, she also served as a member of the Eletrobras Eletronorte Board of Directors until 03/2018.*

The People's Committee of the Petrobras Board of Directors will verify the adherence of the nominees to the applicable requirements of Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Indication Policy"). Before this Meeting, the minutes of the Committee that will examine these nominations will be

available at Company's electronic address (https://www.investidorpetrobras.com.br/acoes-dividendos-e-dividas/assembleias-e-reunioes/) (Only in Portuguese)

According to ICVMs 480 and 481, the table below shows the attendance of the members indicated in the meetings during the fiscal year of 2021.

Fiscal Council meetings held in fiscal year 2021

	Fiscal Council	
Member of the FC	*Total meetings held*	*% of member's participation in meetings held after the initial date of term office*
AGNES MARIA DE ARAGÃO DA COSTA	14	92,86%
SERGIO HENRIQUE LOPES DE SOUSA	14	100,00%

PRESENTATION TO SHAREHOLDERS

ITEM VIII

ESTABLISHING THE COMPENSATION FOR THE MEMBERS OF THE MANAGEMENT, FISCAL COUNCIL, AND ADVISORY COMMITTEES OF THE BOARD OF DIRECTORS

Dear shareholders,

The setting of the compensation of management, Fiscal Council members, and members of the Board of Directors' Advisory Committees will be approved at an Annual General Meeting.

In accordance with article 12, item I of CVM Instruction 481/09, Petrobras submits for the deliberation of this Meeting the proposal for the compensation of the Managers, the members of the Fiscal Council and the Members of the Statutory Advisory Committees to the Board of Directors as follows:

a) Proposal for the Management's global amount for the period from April 2022 to March 2023 in the amount of up to R$ 39,584,080.39 (thirty-nine million, five hundred and eighty-four thousand, eighty reais and thirty-nine cents), which is equivalent to a reduction of 15.9% in relation to that approved by the 2021 AGM, due to the non-provisioning of INSS and FGTS charges. Below is a breakdown of the main points of the proposal:

I) Non-application of adjustment to the fees of the Executive Board members approved by the 2021 AGM;
II) No provision for social security charges (INSS and FGTS) in the amount of the AGM 2022, according to SEST's orientation and recommendation contained in the CVM/SEP Circular Letter No. 1/2021;
III) Provision of amount for the 4th installment of the 2018 Variable Compensation Program (VRP);
IV) Provision of the amount for the Performance Bonus Program (PPP) 2021.

It is important to point out that there will be no provisioning for the deferred installments of the PPP's of 2019 and 2020, since both Programs were fully paid in 2021 with the termination of the respective participants, in compliance with the conditions established in the regulations.

Thus, the overall amount of Management (Executive Board and Board of Directors members) proposed for the 2022 AGM is equivalent to a reduction of 15.9% in relation to that approved by the 2021 AGM, due to the non-provisioning of charges (INSS and FGTS) as of 2022. By way of comparison, the amounts proposed for the 2022 AGM represent an increase of 0.37% in relation to the 2021 AGM, when the latter's charges (INSS and FGTS) are disregarded, due to the higher PPP provisioning for the year 2021, in view of the company's better results.

b) Proposal to set the monthly fees of the members of the Board of Directors and the members of the Fiscal Council at one tenth of the average monthly remuneration of the members of the Executive Board, excluding the amounts related to vacation bonus and benefits.;

c) Proposal to set the monthly fees of the members of the Audit Committee and the Audit Committee of the Conglomerate, being for the President the monthly fee corresponding to 40% of the average monthly remuneration of the members of the Executive Board, excluding the amounts related to paid annual vacation and benefits, and for the other members the monthly fee corresponding to 30% of the average monthly remuneration of the members of the Executive Board, also excluding the amounts related to paid annual vacation and benefits;

d) Proposal to set the monthly fees of the members of the other Board Advisory Committees at a percentage equivalent to 50% of the monthly fee of the member of the Board of Directors of Petrobras.

It is emphasized that the remuneration of the members of the Fiscal Council and the Board of Directors' Advisory Committees are not part of the overall amount for the Managers.

Pursuant to article 12, II of CVM Instruction 481/09, Petrobras provides in Annex I, available on this link, the information related to the remuneration of the Company's managers in the last three fiscal years, and the forecast for the remuneration of the managers, the members of the Fiscal Council and the members of the Advisory

Committees of the Board of Directors for the current fiscal year, pursuant to item 13 of the Company's Reference Form And Executive Officers' comments, pursuant to item 10 of the Company's Reference Form, in Annex II, available on this link.

Rio de Janeiro, March 09, 2022.

Joaquim Silva e Luna
CEO

EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS

ITEM I

PROPOSAL TO AMEND AND CONSOLIDATE PETROBRAS' BYLAWS

Dear Shareholders,

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras hereby presents information on the proposal to amend the Company's Bylaws, as follows:

i. *To amend item IV of article 21 for the purpose of updating the nomenclature, considering the new Petrobras Code of Ethical Conduct;*

ii. *To amend article 22, first paragraph, to exclude text already included in paragraph 3 of this same article; to amend paragraph 2 to reflect the new wording of article 146 of Law 6,404/76; and to amend paragraphs 3 and 4 considering the procedure for the delivery of statements by the Directors set forth in Decree 10,571/20;*

iii. *To amend the third paragraph of article 23 to expressly provide for the exclusion of coverage, in the insurance contract, for damages resulting from illicit acts full of malice and serious fault, as determined by the Federal Audit Court (TCU);*

iv. *To amend article 29, item VIII, to expressly provide for the competence of the Board of Directors in approving the Social Responsibility Policy; to adjust item IX to reflect new exclusive competencies of the General Assembly brought by Law 14,195/21; and to adjust the first paragraph to adjust the reference to another item;*

v. *To amend article 30, item VII, to reflect the new wording of article 124, item II, of Law 6,404/76; to include item IX, with consequent renumbering of the other items, to provide for the Board of Directors' competence in approving the Human Rights Guidelines; and to adjust the first paragraph to change the name of the current Health, Safety and Environment Committee;*

vi. *To include in article 30, the fifth and sixth paragraphs, with consequent renumbering of the other paragraphs and adjustment in other references, to provide for the prior manifestation of specific committees in listed matters and in the annual monitoring of the portfolio and execution of investment projects in advisory to the Board of Directors; to change the seventh paragraph to include the assembly matters provided for in said fifth paragraph; and to adjust the twelfth paragraph for reference adequacy, in view of the creation of a new item in this article;*

vii. *To include in article 33, the second paragraph, with consequent renumbering of the following paragraph, to provide for a qualified quorum for removal of the Chief Governance and Compliance Officer;*

viii. *To amend the first paragraph of article 35 to expressly provide for the annual monitoring, by the Statutory Technical Investment and Divestment Committee, of the portfolio and execution of investment projects, in an advisory capacity to the Executive Board;*

ix. *To amend the caption of article 40 for reference adequacy, considering the proposed changes in article 30 that deal with the prior manifestation of the Minority Shareholders' Committee in certain topics; and to include item XIII to reflect new private powers of the General Meeting brought by Law 14,195/21, which amended Law 6,404/76.*

Given that amendments to the Bylaws - and the consequent consolidation - are incumbent upon the Shareholders' Meeting, we submit the proposal to the Extraordinary Shareholders' Meeting for consideration, pursuant to the copy of the Bylaws attached hereto.

Exhibits: a comparative table with the proposed amendments to the Bylaws along with their respective justification; and a copy of the Bylaws, including and highlighting the proposed amendments and consolidated Bylaws.

Rio de Janeiro, March 09, 2022.

Joaquim Silva e Luna
CEO

PETRÓLEO BRASILEIRO S.A. – PETROBRAS' BYLAWS WITH PROPOSED CHANGES

Chapter I – Nature, Headquarters and Purpose of the Company

Art. 1- Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as "Petrobras" or "Company", is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws.

§1- Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company.

§2- Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation).

§3- The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws.

Art. 2- Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad.

Art. 3- The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like.

§1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002.

§2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory.

§3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997.

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when:

I. stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II. the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.

§5- In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.

§6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities:

I. that abide by such market conditions stipulated in §5 above; or

II. that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation.

§7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016.

Chapter II – Capital, Shares and Shareholders

Art. 4- Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four

thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares.

§1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting.

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force.

§3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two-thirds of the capital stock and the preemptive right of all shareholders.

§4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company.

Art. 5- Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote.

§1- Preferred shares shall be non-convertible into common shares and vice versa.

§2- Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits.

§3- Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph.

§4- Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder.

Art. 6- The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder.

Art. 7- All Company shares shall be book-entry shares and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate.

Art. 8- Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided.

Art. 9- Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards.

Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law.

Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company .

Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly.

Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country.

Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. The company may require the shareholder who intends to participate at a distance through the electronic system to deposit the documents mentioned in the notice of meeting no later than two (2) days before the date of the meeting, except in the event that the law or regulation establishes a different deadline.

§1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation.

§2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in §6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting.

Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates

Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies,

pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder.

Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose.

Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras' Board of Directors.

Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016.

Chapter IV - Company Administration

Section I - Board Members and Executive Officers

Art.17- Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Board.

Sole Paragraph. Pursuant to the legal rules related to indirect public administration, the managers must guide the Company's operations in compliance with the principles and best practices adopted and developed by national and international institutions and forums that are reference in corporate governance.

Art.18- The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted.

§1- Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company's business, subject to the following rules:

I. The Company's president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation;

II. 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer.

§2- In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly.

§3- The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times.

§4- In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations.

§5- The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016 and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules.

§6- The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the member designated as the Company's CEO and the member elected by the employees.

§7- The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company.

§8- Such functions as Chairman of the Board of Directors and Chief Executive shall not be held by the same individual.

§9- The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them.

§10- When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer.

§11- The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§12- Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed:

I. Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process;

II. Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders' Meeting;

III. Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute;

IV. Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December;

V. Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors.

Art. 20- The Executive Board shall include one (1) CEO, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time.

§1- The Board of Directors shall observe, in the selection and election of Executive Board members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization.

§2- Executive Board members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies.

§3- Executive Board members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company.

§4- The reelection of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§5- Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016.

§1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy:

I. not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed;

II. not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible;

III. demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable;

IV. the candidate must not have committed a serious non-compliance with the Code of Ethical Conduct, ~~Conduct Guide~~, the Petrobras Anti-Corruption Prevention Program Manual, or other related internal regulations, when applicable;

V. not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable.

§2- The appointment to administration position is forbidden for:

I. representative of the regulatory body to which the Company is subject;

II. Minister of State, State Secretary and Municipal Secretary;

III. holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service;

IV. statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed;

V. a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure;

VI. a person who worked in the last 36 (thirty-six) months in working in the organization, structuring and conducting of an electoral campaign;

VII. a person who holds office in union organization;

VIII. an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal

Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment;

IX. a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself;

X. consanguineous or related relatives up to the third degree of the persons mentioned in items I to IX; and

XI. a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990.

§3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras.

§4- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee.

§5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Audit Committee of the Company shall be prohibited.

§6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article.

§7- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person's will.

Art. 22- The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively.

§1- The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company ~~which shall be annually updated and upon leaving office, or may authorize access to data on assets and income of their Individual Annual Income Tax Returns and respective rectifications, during the term of their offices~~.

§2- the investiture of ~~board member~~ managers resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons and subpoenas in lawsuits filed against them based on the corporation law and administrative proceedings started by the Brazilian Securities and Exchange Commission, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member.

§3- Prior to investiture, annually and upon leaving office, the members of the Board of Directors and the Executive Board shall submit a statement of assets, under the law in force. ~~which will be filed with the Company, must be updated annually and upon leaving office, or may authorize access to the asset and income data of their Annual Individual Income Tax Return and respective rectifications, for his/her term of office.~~

§4- In the case of Executive Officers, the asset and income annual declaration, as well as the statement on conflict of interest will also be submitted to the Public Ethics Committee of the Presidency of the Republic – CEP/PR, under the law in force.

Art. 23- The members of the Board of Directors and of the Executive Board shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company.

§1- The prohibition to participate in deliberations shall not apply:

I. in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly-held corporations that do not have the potential to generate a conflict of interest with Petrobras, or;

II. in the case of managers who act in the management of other companies by indication of the Company.

§2- At meetings of the collegiate bodies, before or during resolutions, members who are in conflict with the matter under discussion must report their conflicts of interest or private interests and withdraw from the meeting. If they fail to do so, any other person may report the conflict, if he/she is aware of it, and the collegiate body must record the conflict in the minutes and resolve on it as per its Internal Regulations and the applicable legislation.

§3- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office, excluding from the coverage of the aforementioned insurance damage arising from wrongful acts influenced by willful misconduct and gross fault, under the respective insurance policy.

§4- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company.

§5- The limits and form of defense in legal and administrative proceedings will be established in the Indemnity Commitment Application and Governance Policy, approved by the Board of Directors

§6- The Company may also enter into indemnity agreements with the members of the Board of Directors, Audit Committee, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company.

§7º- Indemnity contracts shall not cover:

I. acts practiced outside the exercise of the attributions or powers of its signatories;

II. acts with bad faith, deceit, serious guilt or fraud;

III. acts committed in their own interest or of third parties, to the detriment of the company's corporate interest;

IV. indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or

V. other cases provided for in the indemnity agreement.

§8- The indemnity agreement shall be properly disclosed and provide, inter alia:

I. the limit value of the coverage offered;

II. the term of coverage; and

III. the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company.

§9- The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement.

Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office.

Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law.

§1- The member of the Board of Directors or Executive Board who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor.

§2- If the board member who represents the employees does not complete the term of office, the following shall be observed:

I. the second most voted candidate shall take office, if more than half the term of office has not elapsed;

II. new elections shall be called, if more than half the term of office has elapsed.

§3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member.

§4- In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position.

Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives.

Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors.

§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited.

§2- The CEO's paid leave will be authorized by the Board of Executive Officers, and the CEO will authorize the paid leave of the other members of the Board of Executive Officers.

§3- The CEO shall appoint, from among the Executive Officers, his possible substitute.

§4- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board until the election of the new CEO in compliance with art 20 of these Bylaws.

§5- In the event of vacancy of any member of the Board of Executive Officers, the CEO will appoint a replacement from within the Board of Executive Officers, until the election of the new Executive Director pursuant to art. 20 of these Bylaws.

§6- In case of absence or impediment of an Executive Officer, such an officer's duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Board or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days.

§7- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer,

including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote.

Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from:

I. accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company;

II. accepting a position as administrator or board of auditors' member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and

III. sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards.

§1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed .

§2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article.

§3- The former members of the Executive Board, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance.

§4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused.

§5- The former member of the Executive Board, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who:

I. incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013;

II. is judicially convicted, final and unappealable sentence, of crimes against the public administration;
III. is judicially convicted, final and unappealable sentence, of administrative impropriety; or
IV. undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust.

§6- The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by formal manifestation on the characterization of conflict:

I. of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Boards, including for the CEO;
II. of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Audit Committee.

Section II – Board of Directors

Art. 29- The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for:

I. setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines;
II. approving, on the proposal of the Executive Board, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts;
III. inspecting the administration by the Executive Board and its members, and set their duties, by examining, at any time, the books and records of the Company;
IV. evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016;

V. annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence;

VI. approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors;

VII. deliberating on the issue of simple, unsecured debentures non-convertible into shares;

VIII. setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, ~~and~~ management of minority interests <u>and social responsibility</u>, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016;

IX. approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members<u>, except in the case provided for in article 40, XIII of these Bylaws</u>;

X. approving the Electoral Rules for selecting the member of the Board of Directors elected by employees;

XI. approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees;

XII. approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Board, to be widely available to shareholders and the market, within the limits of applicable legislation;

XIII. approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016;

XIV. implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud;

XV. formally making statements in such public offering for the sale of equity shares issued by the Company;

XVI. setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2.

§1- The fixing of human resources policy referred to in item ~~VII~~VIII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.

§2- Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting.

§3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM.

Art. 30- The Board of Directors shall further decide on the following matters:

I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website;

II- nomination and dismissal of the holders of the general structure of the Company directly linked to the Board of Directors, as defined on Basic Organization Plan, based on the criteria set forth by the Board of Directors itself;

III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions;

IV- exchange of securities it has issued;

V- election and dismissal of the members of the Executive Board;

VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies;

VII- call the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least ~~fifteen (15)~~ twenty-one (21) days in advance;

VIII- Code of Ethical Conduct, Code of Best Practices and Internal Rules of the Board of Directors;

IX- Human Rights Guidelines;

~~I~~X- Policy and Corporate Governance Guidelines of Petrobras;

XXI- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract;

XIXII- administration and accounts report of the Executive Board;

XIIXIII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees;

XIIIXIV- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation;

XIVXV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation;

XVXVI- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws;

XVIXVII- sale of the share capital control of wholly owned subsidiaries of the Company;

XVIIXVIII- the consolidated annual report on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of Resolution CGPAR No. 22 of 2018;

XVIIIXIX- omissive cases of these Bylaws .

§1- The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate; Sustainability Committee – Safety, Environmental, and Health, Climate and Social Responsibility; People Committee; and Minority Shareholders Committee.

I. The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraphs 4 and 5 of this article, when the opinion of the Minority Committee shall be mandatory;

II. Committee members may participate as guests of all meetings of the Board of Directors;

III. Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's CEO, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors;

IV. The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee;

§2- The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal council or of the Company.

§3- Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction.

§4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on:

I. transformation, incorporation, merger or spin-off of the Company ;

II. approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting;

III. valuation of assets intended to the payment of capital increase of the Company ;

IV. choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and

V. alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance.

§5- The previous analysis and advice to the Board of Directors of the matters listed in the items below shall be carried out:

I. by the Investment Committee and Minority Committee, in case of change or revocation of the regulations contained in article 3 of these Bylaws;

II. by the People Committee and Minority Committee, in case of change or revocation of the regulations contained in articles 18, 20, and 21 of these Bylaws; and

III. by the Sustainability Committee - Safety, Environment, Health, Climate, and Social Responsibility and Minority Committee, in case of change or revocation of the pillars of the Human Rights Guidelines .

§6- The Investment Committee and the Minority Committee shall advise the Board of Directors in the annual monitoring of the investment portfolio and investment projects implementation by comparing the economic performance achieved with that foreseen upon its approval.

§57- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraphs 4, 5, I, and II of this article, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote.

§68- The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors.

§79- The Audit Committee will be made up of members of the Board of Directors and external members, who will meet the requirements and impediments provided for in the Brazilian Corporation Law, Law No. 13,303, of June 30, 2016, Decree No. 8,945, of December 27, 2016, the Nomination Policy and paragraphs 1 and 2 of art. 21 of these Bylaws .

§810- The Code of Ethics and Conduct will be prepared and disclosed in accordance with Law No. 13,303, of June 30, 2016, and Decree No. 8,945 of December 27, 2016.

§911- The Company will have Internal Audit and Ombudsman areas, whose hiring process will be established by the Board of Directors, with the assistance of the People Committee .

§1012- The Board of Directors will be responsible for monitoring, at least every six months, the implementation of any corrective measures approved within the scope of the report prepared by the Board of Executive Officers, pursuant to item XVII XVIII above, and should it conclude that such measures are insufficient or unenforceable, it will set a deadline for adjustments and new submission.

Art. 31- The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation.

Art. 32- The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary.

§1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting.

§2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Board, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter.
§3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Board of the Company to attend meetings and provide clarifications or information on matters under consideration.
§4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes.
§5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present.
§6- In the event of a tie, the Chairman of the Board shall have the casting vote.

Section III - Executive Board

Art. 33- The Executive Board and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors.
§1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016.
§2- For removal of the Chief Governance and Compliance Officer, the Board of Directors shall have a qualified quorum, considering the vote of the majority of the Board members elected by the minority shareholders.
§23- The Board of Directors may delegate powers to the Executive Board, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations.
Art. 34- The Executive Board shall be responsible for:

I. Evaluating, approving and submitting to the approval of the Board of Directors:
   a. the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans;
   b. the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects;
   c. the budgets of expenditures and investment of the Company;
   d. the performance result of the Company's activities.
   e. the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors.
   f. the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees.

II. approving:

a. the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation;
b. the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation;
c. the pricing policy and basic price structures of the Company's products;
d. the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices;
e. the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company;
f. the rules for the assignment of use, rental or lease of fixed assets owned by the Company;
g. changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad;
h. the creation and extinction of non-statutory Committees, linked to the Executive Board or its members, approving the corresponding rules of operation, duties and levels of authority for action;
i. the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Board, in compliance with the level of authority defined by the Board of Directors;
j. the annual plan of insurance of the Company;
l. conventions or collective labor agreements, as well as the proposition of collective labor agreements;
m. the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions.

III. ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved;

IV. deliberating on trademarks and patents, names and insignia.

V. appointment and removal from office of the holders of the general structure of the Company directly linked to the Executive Board, as defined in the Basic Organization Plan, based on the criteria established by the Board of Directors.

VI. submitting to the Fiscal Council, the Board of Directors and the Statutory Audit Committee, by June 30 of each year, a consolidated report, of the previous year, on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of CGPAR Resolution No. 22, of 2018, which will also include corrective measures proposals with deadlines for implementation and the respective people in charge, if necessary.

Art. 35- Having matters within its competence the Executive Board shall meet with most of its members, including the CEO or his/her substitute, and, extraordinarily by convening the CEO or 2/3 (two-thirds) of the Executive Directors.

§1- Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment that shall, among other attributions, analyze and issue an opinion regarding the annual monitoring of the investment portfolio and investment projects implementation by comparing the economic performance achieved with that foreseen upon its approval.

§2- The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company's general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law.

§3- The advice of the Statutory Technical Committees is not binding on the Executive Board or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers.

§4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors.

Art. 36- It is incumbent, individually:

§1º- To the CEO:

I. convene, preside over and coordinate the work of Executive Board meetings;
II. propose to the Board of Directors, the nomination of Executive Officers;
III. provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress;
IV. ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment;
V. exercise other powers conferred by the Board of Directors .

§2- The Executive Officer who is assigned to the investors' relations role:

I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock

exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions.

§3º- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures.

§4º- To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization:

I. implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company;

II. hire and dismiss employees and formalize the designations to managerial posts and functions;

III. designate employees for missions;

IV. monitor, control and report to the Executive Board on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated;

V. designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines;

VI. manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Board;

VII. approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization.

Art. 37- The deliberations of the Executive Board shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes.

Sole paragraph. In the event of a tie, the CEO shall have the casting vote.

Art. 38- The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities.

Chapter V - General Meeting

Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially:

I. rendering of the administrators' accounts, examine, discuss and vote the financial statements;
II. decide on the allocation of net profit for the year and the distribution of dividends;
III. elect the members of the Board of Directors and Audit Committee.

Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art.30, §§4, ~~and~~ 5 and 7 of the Bylaws, when appropriate, to deliberate on matters of interest to the Company, especially:

I. reform of the Bylaws;
II. modification in social capital;
III. evaluation of assets which the shareholder contributes for capital increase;
IV. issuance of debentures convertible into shares or their sale when in treasury;
V. incorporation of the Company to another company, its dissolution, transformation, demerger, merger;
VI. participation of the Company in a group of companies;
VII. dismissal of members of the Board of Directors;
VIII. sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies;
IX. cancellation of the open Company registration;
X. selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2;
XI. waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies;
XII. approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee~~.~~;
XIII. transactions with related parties and disposal or contribution of assets to another company, in all cases, restricted to events in which the transaction amount corresponds to more than fifty percent (50%) of the Company's total assets recorded in the last approved balance sheet.

§1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes.

§2- In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report.

§3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting.

§4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed.

Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors.

Art. 42- The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present.

Parágrafo único. O Presidente da Assembleia escolherá, dentre os acionistas presentes, o Secretário da mesa.

Art. 43- In addition to the in-person manner, the Company may hold meetings partially or exclusively in digital form.

Sole paragraph. The notice of meeting and the other documents of the meeting shall contain information on the rules and procedures on how shareholders may participate and vote at a distance in the meeting, including information necessary and sufficient for shareholders to access and use the system, and whether the meeting shall be held partially or exclusively digital.

Chapter VI - Audit Committee

Art. 44- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote.

§1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Economy, as representative of the National Treasury.

§2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate.

§3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Audit Committee pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws.

§4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee.

§5- The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws.

Art. 45- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted.

§1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance.

Art. 46- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996.

Art. 47- It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting:

I. inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties;

II. opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting;

III. opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company;

IV. denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company;

V. to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary;

VI. analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Board;

VII. examine the financial statements of the fiscal period and opine on them;

VIII. exercise these attributions during liquidation;

IX. analyzing Annual Report (RAINT) and Annual Internal Auditing Plan (PAINT);

X. carrying out annual performance self-assessment;

XI. monitoring the proprietary, financial and budgetary execution, being able to analyze corporate books and any other documents and request information;

XII. monitoring compliance with the Company's limit of participation to fund health care benefits and private pension plans; and

XIII. monitoring the implementation of corrective measures approved by the Board of Directors, within the scope of the consolidated annual report on the cost of health care benefits under the self-management modality.

Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article.

Chapter VII - Company Employees

Art. 48- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies.

Art. 49- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Board.

Art. 50- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company.

§1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision.

§2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision.

§3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies.

Art. 51- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Board and shall be made whenever possible, through the reimbursement of the corresponding costs.

Art. 52- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force.

Chapter VIII - General Provisions

Art. 53- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws.

Art. 54- The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions.

§1- Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions.

§2- The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting.

§3- Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend.

Art. 55- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply.

Art. 56- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company.

Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital.

Art. 57- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate

legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Board of the Company, as variable remuneration.

Art. 58- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law.

Art. 59- The Company, shareholders, administrators and members of the Audit Committee undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation.

Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights.

Art. 60- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation.

Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder.

§1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value.

§2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the

following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations.

§3- The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation.

§4- Petrobras will only register a shareholder's agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers.

Art. 62- In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws.

Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder.

Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

§1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely "Novo Mercado" ("New Market"), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders' meeting that approved said transaction.

Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such

reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation.

§1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer.

§2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer.

Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

§1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article.

§2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput.

§3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance.

§4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer.

BYLAWS OF PETROBRAS – COMPARISON CHART

FROM	*TO*	*REASON*
Article 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. (...) **IV** - the candidate must not have committed a serious non-compliance with the Code of Ethical, Conduct Guide, the Petrobras Anti-Corruption Prevention Program Manual, or other related internal regulations, when applicable; **(...)**	**Article 21-** The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. (...) **IV** - the candidate must not have committed a serious non-compliance with the Code of Ethical Conduct, ~~Conduct Guide~~, the Petrobras Anti-Corruption Prevention Program Manual, or other related internal regulations, when applicable; **(...)**	Adjust the wording to the Company's current regulations, considering that the Code of Ethics and the Conduct Guide were replaced by the Code of Ethical Conduct in June 2020.
Article 22 – (...) **Paragraph 1 -** The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company, which shall be annually updated and upon leaving office, or may authorize access to data on assets and income of their Individual Annual Income Tax Returns and respective rectifications, during the term of their offices.	Article 22 – (...) **Paragraph 1 -** The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company~~, which shall be annually updated and upon leaving office, or may authorize access to data on assets and income of their Individual Annual Income Tax Returns and respective rectifications, during the term of their offices~~.	Elimination of the duplicate text from paragraph 3 of this article.

Paragraph 2 - The investiture of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits filed against them based on the corporation law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member.	**Paragraph 2 -** The investiture of ~~a board member~~ managers resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons and subpoenas in lawsuits filed against them based on the corporation law and administrative proceedings started by the Brazilian Securities and Exchange Commission, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member	Reflect the new wording of article 146 of Law 6,404/76, which shall expressly provide for powers of the representative resident in Brazil to receive summons and subpoenas from CVM administrative lawsuits, in the case of a Board member living abroad.
Paragraph 3 - Prior to investiture, the members of the Board of Directors and the Executive Board shall submit a statement of assets, which will be filed with the Company, must be updated annually and upon leaving office, or may authorize access to the asset and income data of their Annual Individual Income Tax Return and respective rectifications, for his/her term of office.	**Paragraph 3 -** Prior to investiture, annually and upon leaving office, the members of the Board of Directors and Executive Board shall submit a statement of assets, under the law in force. ~~which will be filed with the Company, must be updated annually and upon leaving office, or may authorize access to the asset and income data of their Annual Individual Income Tax Return and respective rectifications, for his/her term of office.~~	Change the procedure for the delivery of statements by Petrobras' management, under Decree 10,571/20.
Paragraph 4 - In the case of Executive Officers, the asset and income annual declaration will also be submitted to the Public Ethics Committee of the Presidency of the Republic – CEP/PR.	**Paragraph 4 -** In the case of Executive Officers, the asset and income annual declaration, as well as the statement on conflict of interest will also be submitted to the Public Ethics Committee of the Presidency of the Republic – CEP/PR, under the law in force.	
Article 23 – (...) **Paragraph 3 -** The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office.	Article 23 – (...) **Paragraph 3 -** The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office, excluding from the coverage of the aforementioned insurance damage arising from wrongful acts influenced by willful misconduct and gross fault, under the respective insurance policy.	Comply with the determination of the Federal Accounting Court (Appellate Decision 2,158/2021) so that the Bylaws expressly provide for the exclusion from the coverage, in the insurance contract, of damage arising from wrongful acts influenced by fraud and "gross fault", to provide greater clarity to the rule.
Article 29- The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: (...) **VIII -** - setting the overall policies of the Company, including strategic commercial,	**Article 29-** The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: (...) **VIII -** setting the overall policies of the Company, including strategic	Give more emphasis to the Social Responsibility Policy, in line with the Company's Sustainability Report.

financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and management of minority interests, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016;	commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, ~~and~~ management of minority interests, and social responsibility, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016;	
IX - approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members. (...)	**IX** - approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members, except in the case provided for in article 40, XIII of these Bylaws; (...)	Reflect new private competencies of the General Meeting introduced by Law 14,195/21.
Paragraph 1 - The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.	**Paragraph 1** - The fixing of human resources policy referred to in item ~~VII~~VIII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured	Change the item that refers to setting the human resources policy.
Article 30 - The Board of Directors shall further decide on the following matters: (...) **VII**- call the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; (...)	**Article 30** - The Board of Directors shall further decide on the following matters: (...) **VII**- call the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least ~~fifteen (15)~~ twenty-one (21) days in advance; (...)	Wording introduced by Law 14,195/21, which changes article 124, item II of Brazilian Corporation Law.
Paragraph 1 - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerates; Committee on Health, Safety and Environmental Committee; People and Minority Committees	IX - Human Rights Guidelines; (...) **Paragraph 1** - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerates; Sustainability Committee - Safety, Environment~~, and~~ Health, Climate and Social Responsibility; People Committee; and Minority Shareholders Committee.	Specific inclusion of the Board of Directors' competence for strategic documents on Human Rights. Change the name of the current Safety, Environment, and Health Committee.
I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and	**I**- The opinions of the Committees are not a necessary condition for	Adjustment to provide for previous opinion of specific

deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory;; (...)	submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraphs 4 and 5 of this article, when the opinion of the Minority Committee shall be mandatory; (...)	committees (Investment Committee, People Committee, Minority Shareholders Committee, and Sustainability Committee) in specific matters, such as good governance practices.
	Paragraph 5 - The previous analysis and advice to the Board of Directors of the matters listed in the items below shall be carried out: I - by the Investment Committee and Minority Committee, in case of change or revocation of the regulations contained in article 3 of these Bylaws; II - by the People Committee and Minority Committee, in case of change or revocation of the regulations contained in articles 18, 20, and 21 of these Bylaws; and III - by the Sustainability Committee - Safety, Environment, Health, Climate, and Social Responsibility and Minority Committee, in case of change or revocation of the pillars of the Human Rights Guidelines. Paragraph 6 - The Investment Committee and the Minority Committee shall advise the Board of Directors in the annual monitoring of the investment portfolio and investment projects implementation by comparing the economic performance achieved with that foreseen upon its approval.	Provision for the Investment Committee and Minority Shareholders Committee to monitor post- Technical and Economic Feasibility Study of investment projects deemed relevant, under the respective Internal Regulations, to advise the Board of Directors.
Paragraph 5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote (...)	**Paragraph ~~5~~7-** If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in ~~the previous~~ paragraphs 4, 5, I, and II of this article, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote (...)	Adjustment to include meeting matters provided for in paragraph 5 above, in line with the existing governance to comply with Level 2 regulation of B3.
Paragraph 10- The Board of Directors will be responsible for monitoring, at least every six months, the implementation of any corrective measures approved within the scope of the report prepared by the Board of Executive Officers, pursuant to item XVII above, and should it conclude that such measures are insufficient or unenforceable, it will set a deadline for adjustments and new submission.	**Paragraph~~10~~12-** The Board of Directors will be responsible for monitoring, at least every six months, the implementation of any corrective measures approved within the scope of the report prepared by the Board of Executive Officers, pursuant to item ~~XVII~~ XVIII above, and should it conclude that such measures are insufficient or unenforceable, it will set a deadline for adjustments and new submission.	Reference adjustment considering the creation of a new item.

Article 33 – (...) Paragraph 1 - The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016.	**Article 33 – (...)** Paragraph 1 - The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. Paragraph 2 - For removal of the Chief Governance and Compliance Officer, the Board of Directors shall have a qualified quorum, considering the vote of the majority of the Board members elected by the minority shareholders. Paragraph ~~2~~3 - The Board of Directors may delegate powers to the Executive Board, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations.	Adjustment to include in the Bylaws a qualified quorum for removal of the Chief Governance and Compliance Officer, in line with the rule already provided, since 2014, in the Board of Directors' Internal Regulations, to strengthen the autonomy of DGC during the exercise of its attributions and reinforce the Company's governance.
Article 35 – (...) Paragraph 1 - The Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment.	**Article 35 – (...)** Paragraph 1 - The Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment that shall, among other attributions, analyze and issue an opinion regarding the annual monitoring of the investment portfolio and investment projects implementation by comparing the economic performance achieved with that foreseen upon its approval.	Specific provision of the follow-up carried out by the Statutory Technical Investment and Divestment Commitment on post-Technical and Economic Feasibility Study of investment projects deemed relevant, under the respective Internal Regulations, to advise the Executive Board.

Article 40 - The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of the Bylaws, when appropriate, to deliberate on matters of interest to the Company, especially:	**Article 40** - The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §§4, ~~and~~ 5 and 7 of the Bylaws, when appropriate, to deliberate on matters of interest to the Company, especially:	Adjustment to provide for the previous opinion of the Minority Shareholders Committee in specific matters, such as good governance practices.
	XIII - transactions with related parties and disposal or contribution of assets to another company, in all cases, restricted to events in which the transaction amount corresponds to more than fifty percent (50%) of the Company's total assets recorded in the last approved balance sheet.	Reflect new private competencies of the General Meeting introduced by Law 14,195/21.

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS – AFTER CHANGES

Chapter I – Nature, Headquarters and Purpose of the Company

Art. 1- Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as "Petrobras" or "Company", is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws.

§1- Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company.

§2- Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation).

§3- The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws.

Art. 2- Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad.

Art. 3- The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like.

§1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002.

§2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory.

§3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997.

§4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when:

I. stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II. the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.

§5- In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.

§6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities:

I. that abide by such market conditions stipulated in §5 above; or

II. that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation.

§7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016.

Chapter II – Capital, Shares and Shareholders

Art. 4- Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four

thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares.

§1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting.

§2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force.

§3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two-thirds of the capital stock and the preemptive right of all shareholders.

§4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company.

Art. 5- Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote.

§1- Preferred shares shall be non-convertible into common shares and vice versa.

§2- Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits.

§3- Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph.

§4- Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder.

Art. 6- The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder.

Art. 7- All Company shares shall be book-entry shares and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate.

Art. 8- Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided.

Art. 9- Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards.

Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law.

Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company .

Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly.

Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country.

Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. The company may require the shareholder who intends to participate at a distance through the electronic system to deposit the documents mentioned in the notice of meeting no later than two (2) days before the date of the meeting, except in the event that the law or regulation establishes a different deadline.

§1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation.

§2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in §6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting.

Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates

Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies,

pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder.

Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose.

Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras' Board of Directors.

Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016.

Chapter IV - Company Administration

Section I - Board Members and Executive Officers

Art.17- Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Board.

Sole Paragraph. Pursuant to the legal rules related to indirect public administration, the managers must guide the Company's operations in compliance with the principles and best practices adopted and developed by national and international institutions and forums that are reference in corporate governance.

Art.18- The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted.

§1- Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company's business, subject to the following rules:

I. The Company's president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation;

II. 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer.

§2- In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly.

§3- The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times.

§4- In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations.

§5- The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016 and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules.

§6- The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the member designated as the Company's CEO and the member elected by the employees.

§7- The members of the Board of Directors to be nominated by the Federal government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company.

§8- Such functions as Chairman of the Board of Directors and Chief Executive shall not be held by the same individual.

§9- The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them.

§10- When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer.

§11- The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§12- Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed:

I. Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process;
II. Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders' Meeting;
III. Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute;
IV. Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December;
V. Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors.

Art. 20- The Executive Board shall include one (1) CEO, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time.

§1- The Board of Directors shall observe, in the selection and election of Executive Board members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization.

§2- Executive Board members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies.

§3- Executive Board members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company.

§4- The reelection of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§5- Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office.

Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016.

§1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy:

I. not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed;

II. not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible;

III. demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable;

IV. the candidate must not have committed a serious non-compliance with the Code of Ethical Conduct, the Petrobras Anti-Corruption Prevention Program Manual, or other related internal regulations, when applicable;

V. not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable.

§2- The appointment to administration position is forbidden for:

I. representative of the regulatory body to which the Company is subject;

II. Minister of State, State Secretary and Municipal Secretary;

III. holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service;

IV. statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed;

V. a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure;

VI. a person who worked in the last 36 (thirty-six) months in working in the organization, structuring and conducting of an electoral campaign;

VII. a person who holds office in union organization;

VIII. an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment;

IX. a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself;

X. consanguineous or related relatives up to the third degree of the persons mentioned in items I to IX; and

XI. a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990.

§3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras.

§4- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee.

§5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Audit Committee of the Company shall be prohibited.

§6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article.

§7- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person's will.

Art. 22- The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively.

§1- The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company.

§2- the investiture of managers resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons and subpoenas in lawsuits filed against them based on the corporation law

and administrative proceedings started by the Brazilian Securities and Exchange Commission, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member.

§3- Prior to investiture, annually and upon leaving office, the members of the Board of Directors and the Executive Board shall submit a statement of assets, under the law in force.

§4- In the case of Executive Officers, the asset and income annual declaration, as well as the statement on conflict of interest will also be submitted to the Public Ethics Committee of the Presidency of the Republic – CEP/PR, under the law in force.

Art. 23- The members of the Board of Directors and of the Executive Board shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company.

§1- The prohibition to participate in deliberations shall not apply:

I. in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly-held corporations that do not have the potential to generate a conflict of interest with Petrobras, or;

II. in the case of managers who act in the management of other companies by indication of the Company.

§2- At meetings of the collegiate bodies, before or during resolutions, members who are in conflict with the matter under discussion must report their conflicts of interest or private interests and withdraw from the meeting. If they fail to do so, any other person may report the conflict, if he/she is aware of it, and the collegiate body must record the conflict in the minutes and resolve on it as per its Internal Regulations and the applicable legislation.

§3- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office, excluding from the coverage of the aforementioned insurance damage arising from wrongful acts influenced by willful misconduct and gross fault, under the respective insurance policy.

§4- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company.

§5- The limits and form of defense in legal and administrative proceedings will be established in the Indemnity Commitment Application and Governance Policy, approved by the Board of Directors

§6- The Company may also enter into indemnity agreements with the members of the Board of Directors, Audit Committee, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company.

§7º- Indemnity contracts shall not cover:

I. acts practiced outside the exercise of the attributions or powers of its signatories;

II. acts with bad faith, deceit, serious guilt or fraud;

III. acts committed in their own interest or of third parties, to the detriment of the company's corporate interest;

IV. indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or

V. other cases provided for in the indemnity agreement.

§8- The indemnity agreement shall be properly disclosed and provide, inter alia:

I. the limit value of the coverage offered;

II. the term of coverage; and

III. the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company.

§9- The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement.

Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office.

Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law.

§1- The member of the Board of Directors or Executive Board who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor.

§2- If the board member who represents the employees does not complete the term of office, the following shall be observed:

I. the second most voted candidate shall take office, if more than half the term of office has not elapsed;

II. new elections shall be called, if more than half the term of office has elapsed.

§3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member.

§4- In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position.

Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives.

Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors.

§1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited.

§2- The CEO's paid leave will be authorized by the Board of Executive Officers, and the CEO will authorize the paid leave of the other members of the Board of Executive Officers.

§3- The CEO shall appoint, from among the Executive Officers, his possible substitute.

§4- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board until the election of the new CEO in compliance with art 20 of these Bylaws.

§5- In the event of vacancy of any member of the Board of Executive Officers, the CEO will appoint a replacement from within the Board of Executive Officers, until the election of the new Executive Director pursuant to art. 20 of these Bylaws.

§6- In case of absence or impediment of an Executive Officer, such an officer's duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Board or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days.

§7- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote.

Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from:

I. accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company;

II. accepting a position as administrator or board of auditors' member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and

III. sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards.

§1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed .

§2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article.

§3- The former members of the Executive Board, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance.

§4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused.

§5- The former member of the Executive Board, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who:

I. incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013;

II. is judicially convicted, final and unappealable sentence, of crimes against the public administration;

III. is judicially convicted, final and unappealable sentence, of administrative impropriety; or

IV. undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust.

§6- The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of

professional activity and shall be preceded by formal manifestation on the characterization of conflict:

I. of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Boards, including for the CEO;
II. of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Audit Committee.

Section II – Board of Directors

Art. 29- The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for:

I. setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines;
II. approving, on the proposal of the Executive Board, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts;
III. inspecting the administration by the Executive Board and its members, and set their duties, by examining, at any time, the books and records of the Company;
IV. evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016;
V. annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence;
VI. approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors;
VII. deliberating on the issue of simple, unsecured debentures non-convertible into shares;

VIII. setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, management of minority interests and social responsibility, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016;

IX. approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members, except in the case provided for in article 40, XIII of these Bylaws;

X. approving the Electoral Rules for selecting the member of the Board of Directors elected by employees;

XI. approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees;

XII. approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Board, to be widely available to shareholders and the market, within the limits of applicable legislation;

XIII. approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016;

XIV. implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud;

XV. formally making statements in such public offering for the sale of equity shares issued by the Company;

XVI. setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2.

§1- The fixing of human resources policy referred to in item VIII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured.

§2- Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee

members, such requirements shall be forwarded for decision of shareholders in a General Meeting.

§3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM.

Art. 30- The Board of Directors shall further decide on the following matters:

I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website;

II- nomination and dismissal of the holders of the general structure of the Company directly linked to the Board of Directors, as defined on Basic Organization Plan, based on the criteria set forth by the Board of Directors itself;

III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions;

IV- exchange of securities it has issued;

V- election and dismissal of the members of the Executive Board;

VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies;

VII- call the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least twenty-one (21) days in advance;

VIII- Code of Ethical Conduct, Code of Best Practices and Internal Rules of the Board of Directors;

IX- Human Rights Guidelines;

X- Policy and Corporate Governance Guidelines of Petrobras;

XI- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract;

XII- administration and accounts report of the Executive Board;

XIII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees;

XIV- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation;

XV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation;

XVI- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws;

XVII- sale of the share capital control of wholly owned subsidiaries of the Company;

XVIII- the consolidated annual report on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of Resolution CGPAR No. 22 of 2018;

XIX- omissive cases of these Bylaws .

§1- The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate; Sustainability Committee – Safety, Environmental Health, Climate and Social Responsibility; People Committee; and Minority Shareholders Committee.

I. The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraphs 4 and 5 of this article, when the opinion of the Minority Committee shall be mandatory;

II. Committee members may participate as guests of all meetings of the Board of Directors;

III. Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's CEO, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors;

IV. The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee;

§2- The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal council or of the Company.

§3- Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction.

§4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on:

I. transformation, incorporation, merger or spin-off of the Company ;
II. approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting;
III. valuation of assets intended to the payment of capital increase of the Company ;
IV. choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and
V. alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance.

§5- The previous analysis and advice to the Board of Directors of the matters listed in the items below shall be carried out:

I. by the Investment Committee and Minority Committee, in case of change or revocation of the regulations contained in article 3 of these Bylaws;
II. by the People Committee and Minority Committee, in case of change or revocation of the regulations contained in articles 18, 20, and 21 of these Bylaws; and
III. by the Sustainability Committee - Safety, Environment, Health, Climate, and Social Responsibility and Minority Committee, in case of change or revocation of the pillars of the Human Rights Guidelines.

§6- The Investment Committee and the Minority Committee shall advise the Board of Directors in the annual monitoring of the investment portfolio and investment projects implementation by comparing the economic performance achieved with that foreseen upon its approval.

§7- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in paragraphs 4, 5, I, and II of this article, the Board's manifestation, including all the dissenting statements, should also be included in the

Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote.

§8- The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors.

§9- The Audit Committee will be made up of members of the Board of Directors and external members, who will meet the requirements and impediments provided for in the Brazilian Corporation Law, Law No. 13,303, of June 30, 2016, Decree No. 8,945, of December 27, 2016, the Nomination Policy and paragraphs 1 and 2 of art. 21 of these Bylaws .

§10- The Code of Ethics and Conduct will be prepared and disclosed in accordance with Law No. 13,303, of June 30, 2016, and Decree No. 8,945 of December 27, 2016.

§11- The Company will have Internal Audit and Ombudsman areas, whose hiring process will be established by the Board of Directors, with the assistance of the People Committee .

§12- The Board of Directors will be responsible for monitoring, at least every six months, the implementation of any corrective measures approved within the scope of the report prepared by the Board of Executive Officers, pursuant to item XVIII above, and should it conclude that such measures are insufficient or unenforceable, it will set a deadline for adjustments and new submission.

Art. 31- The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation.

Art. 32- The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary.

§1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting.

§2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Board, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter.

§3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Board of the Company to attend meetings and provide clarifications or information on matters under consideration.

§4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes.
§5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present.
§6- In the event of a tie, the Chairman of the Board shall have the casting vote.

Section III - Executive Board

Art. 33- The Executive Board and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors.
§1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016.
§2- For removal of the Chief Governance and Compliance Officer, the Board of Directors shall have a qualified quorum, considering the vote of the majority of the Board members elected by the minority shareholders.
§3- The Board of Directors may delegate powers to the Executive Board, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations.
Art. 34- The Executive Board shall be responsible for:

I. Evaluating, approving and submitting to the approval of the Board of Directors:
   - **a.** the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans;
   - **b.** the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects;
   - **c.** the budgets of expenditures and investment of the Company;
   - **d.** the performance result of the Company's activities.
   - **e.** the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors.
   - **f.** the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees.

II. approving:
   - a. the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation;
   - b. the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation;

c. the pricing policy and basic price structures of the Company's products;
d. the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices;
e. the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company;
f. the rules for the assignment of use, rental or lease of fixed assets owned by the Company;
g. changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad;
h. the creation and extinction of non-statutory Committees, linked to the Executive Board or its members, approving the corresponding rules of operation, duties and levels of authority for action;
i. the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Board, in compliance with the level of authority defined by the Board of Directors;
j. the annual plan of insurance of the Company;
l. conventions or collective labor agreements, as well as the proposition of collective labor agreements;
m. the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions.

III. ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved;

IV. deliberating on trademarks and patents, names and insignia.

V. appointment and removal from office of the holders of the general structure of the Company directly linked to the Executive Board, as defined in the Basic Organization Plan, based on the criteria established by the Board of Directors.

VI. submitting to the Fiscal Council, the Board of Directors and the Statutory Audit Committee, by June 30 of each year, a consolidated report, of the previous year, on the cost of health care benefits under the self-management modality, with the minimum content established by article 3 of CGPAR Resolution No. 22, of 2018, which will also include corrective measures proposals with deadlines for implementation and the respective people in charge, if necessary.

Art. 35- Having matters within its competence the Executive Board shall meet with most of its members, including the CEO or his/her substitute, and, extraordinarily by convening the CEO or 2/3 (two-thirds) of the Executive Directors.

§1- Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment that shall, among other attributions, analyze and issue an opinion regarding the annual monitoring of the investment portfolio and investment projects implementation by comparing the economic performance achieved with that foreseen upon its approval.

§2- The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company's general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law.

§3- The advice of the Statutory Technical Committees is not binding on the Executive Board or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers.

§4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors.

Art. 36- It is incumbent, individually:

§1º- To the CEO:

I. convene, preside over and coordinate the work of Executive Board meetings;
II. propose to the Board of Directors, the nomination of Executive Officers;
III. provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress;
IV. ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment;
V. exercise other powers conferred by the Board of Directors .

§2- The Executive Officer who is assigned to the investors' relations role:

I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions.

§3º- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures.

§4º- To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization:

I. implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company;
II. hire and dismiss employees and formalize the designations to managerial posts and functions;
III. designate employees for missions;
IV. monitor, control and report to the Executive Board on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated;
V. designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines;
VI. manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Board;
VII. approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization.

Art. 37- The deliberations of the Executive Board shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes.

Sole paragraph. In the event of a tie, the CEO shall have the casting vote.

Art. 38- The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities.

Chapter V - General Meeting

Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially:

I. rendering of the administrators' accounts, examine, discuss and vote the financial statements;
II. decide on the allocation of net profit for the year and the distribution of dividends;
III. elect the members of the Board of Directors and Audit Committee.

Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice

from the Minority Committee, pursuant to art.30, §§4, 5 and 7 of the Bylaws, when appropriate, to deliberate on matters of interest to the Company, especially:

I. reform of the Bylaws;

II. modification in social capital;

III. evaluation of assets which the shareholder contributes for capital increase;

IV. issuance of debentures convertible into shares or their sale when in treasury;

V. incorporation of the Company to another company, its dissolution, transformation, demerger, merger;

VI. participation of the Company in a group of companies;

VII. dismissal of members of the Board of Directors;

VIII. sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies;

IX. cancellation of the open Company registration;

X. selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2;

XI. waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies;

XII. approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee;

XIII. transactions with related parties and disposal or contribution of assets to another company, in all cases, restricted to events in which the transaction amount corresponds to more than fifty percent (50%) of the Company's total assets recorded in the last approved balance sheet.

§1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes.

§2- In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report.

§3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting.

§4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed.

Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors.

Art. 42- The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present.

Parágrafo único. O Presidente da Assembleia escolherá, dentre os acionistas presentes, o Secretário da mesa.

Art. 43- In addition to the in-person manner, the Company may hold meetings partially or exclusively in digital form.

Sole paragraph. The notice of meeting and the other documents of the meeting shall contain information on the rules and procedures on how shareholders may participate and vote at a distance in the meeting, including information necessary and sufficient for shareholders to access and use the system, and whether the meeting shall be held partially or exclusively digital.

Chapter VI - Audit Committee

Art. 44- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote.

§1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Economy, as representative of the National Treasury.

§2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate.

§3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Audit Committee pursuant to the provisions of the Level 2

Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws.

§4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee.

§5- The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws.

Art. 45- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted.

§1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited.

§2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance.

Art. 46- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996.

Art. 47- It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting:

I. inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties;

II. opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting;

III. opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company;

IV. denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company;

V. to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary;

VI. analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Board;

VII. examine the financial statements of the fiscal period and opine on them;

VIII. exercise these attributions during liquidation;
IX. analyzing Annual Report (RAINT) and Annual Internal Auditing Plan (PAINT);
X. carrying out annual performance self-assessment;
XI. monitoring the proprietary, financial and budgetary execution, being able to analyze corporate books and any other documents and request information;
XII. monitoring compliance with the Company's limit of participation to fund health care benefits and private pension plans; and
XIII. monitoring the implementation of corrective measures approved by the Board of Directors, within the scope of the consolidated annual report on the cost of health care benefits under the self-management modality.

Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article.

Chapter VII - Company Employees

Art. 48- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies.

Art. 49- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Board.

Art. 50- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company.

§1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision.

§2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision.

§3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies.

Art. 51- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Board and shall be made whenever possible, through the reimbursement of the corresponding costs.

Art. 52- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force.

Chapter VIII - General Provisions

Art. 53- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws.

Art. 54- The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions.

§1- Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions.

§2- The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting.

§3- Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend.

Art. 55- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply.

Art. 56- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company.

Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital.

Art. 57- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Board of the Company, as variable remuneration.

Art. 58- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law.

Art. 59- The Company, shareholders, administrators and members of the Audit Committee undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation.

Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights.

Art. 60- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation.

Art. 61- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder.

§1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value.

§2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations.

§3- The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation.

§4- Petrobras will only register a shareholder's agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers.

Art. 62- In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws.

Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder.

Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

§1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely "Novo Mercado" ("New Market"), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders' meeting that approved said transaction.

Art. 64- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 63 of these Articles of Incorporation.

§1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer.

§2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer.

Art. 65- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

§1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article.

§2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput.

§3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance.

§4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer.

PETROBRAS